EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER
AMONG
LODGE HOLDINGS INC.
LODGE ACQUISITION I INC.
LODGE ACQUISITION II INC.
LA QUINTA CORPORATION
AND
LA QUINTA PROPERTIES, INC.
Dated as of November 9, 2005

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EXHIBITS
Exhibit A	Form of Company Certificate of Incorporation
Exhibit B	Form of Company Bylaws
Exhibit C	Form of Properties Certificate of Incorporation
Exhibit D	Form of Properties Bylaws
Exhibit E	Form of Guarantee
Exhibit F	Form of Tax Opinion of Goodwin Procter LLP
Exhibit G	Form of REIT Certificate

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AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of November 9, 2005, is made by and among Lodge Holdings Inc., a Delaware corporation (“Parent”), Lodge Acquisition I Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Company MergerCo”), Lodge Acquisition II Inc., a Delaware corporation and a wholly owned subsidiary of Company MergerCo (“Properties MergerCo”), La Quinta Corporation, a Delaware corporation (the “Company”), and La Quinta Properties, Inc., a Delaware corporation (“Properties” and together with the Company, the “La Quinta Entities”).
RECITALS
     WHEREAS, the parties wish to effect a business combination through (i) the merger of Company MergerCo with and into the Company, with the Company being the surviving corporation (the “Company Merger”), and (ii) the merger of Properties MergerCo with and into Properties, with Properties being the surviving corporation (the “Properties Merger” and together with the Company Merger, the “Mergers”) on the terms and conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);
     WHEREAS, the respective Boards of Directors of the Company (the “Company Board”) and Properties (the “Properties Board”) have approved this Agreement, the Mergers and the other transactions contemplated by this Agreement and determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interest of their respective stockholders and recommended that this Agreement be adopted by their respective stockholders;
     WHEREAS, the respective Boards of Directors of Parent, Company MergerCo and Properties MergerCo have determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are in the best interest of their respective stockholders, and immediately following execution of this Agreement by the parties hereto, Parent will adopt this Agreement as the sole stockholder of Company MergerCo and Company MergerCo will adopt this Agreement as the sole stockholder of Properties MergerCo; and
     WHEREAS, Parent, Company MergerCo, Properties MergerCo and the La Quinta Entities desire to make certain representations, warranties, covenants and agreements in connection with the Mergers, and also to prescribe various conditions to the Mergers.
     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound, Parent, Company MergerCo, Properties MergerCo and the La Quinta Entities hereby agree as follows:

ARTICLE I
THE MERGERS
     1.1 The Mergers.
          (a) Subject to the terms and conditions of this Agreement, at the Effective Time, the Company and Company MergerCo shall consummate the Company Merger pursuant to which (a) Company MergerCo shall be merged with and into the Company and the separate corporate existence of Company MergerCo shall thereupon cease and (b) the Company shall continue as the surviving corporation in the Company Merger (the “Company Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware. The Company Merger shall have the effects specified in the DGCL.
          (b) Subject to the terms and conditions of this Agreement, at the Effective Time, Properties and Properties MergerCo shall consummate the Properties Merger pursuant to which (a) Properties MergerCo shall be merged with and into Properties and the separate corporate existence of Properties MergerCo shall thereupon cease and (b) Properties shall continue as the surviving corporation in the Properties Merger (the “Properties Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware. The Properties Merger shall have the effects specified in the DGCL.
     1.2 Certificate of Incorporation and Bylaws.
          (a) At the Effective Time, the amended and restated certificate of incorporation of the Company (the “Company Certificate of Incorporation”) shall be amended to read in its entirety in the form attached hereto as Exhibit A, and as so amended, shall be the amended and restated certificate of incorporation of the Company Surviving Corporation until thereafter amended as provided by Law and such amended and restated certificate of incorporation, and at the Effective Time, the bylaws of the Company (the “Company Bylaws”) shall be amended so as to read in their entirety in the form attached hereto as Exhibit B, and as so amended, shall be the bylaws of the Company Surviving Corporation until thereafter amended as provided by Law.
          (b) At the Effective Time, the amended and restated certificate of incorporation of Properties (the “Properties Certificate of Incorporation”) shall be amended to read in its entirety in the form attached hereto as Exhibit C, and as so amended, shall be the amended and restated certificate of incorporation of the Properties Surviving Corporation until thereafter amended as provided by Law and such amended and restated certificate of incorporation, and at the Effective Time, the bylaws of Properties (the “Properties Bylaws”) shall be amended so as to read in their entirety in the form attached hereto as Exhibit D, and as so amended, shall be the bylaws of the Properties Surviving Corporation until thereafter amended as provided by Law.
     1.3 Effective Time.
          (a) On the Closing Date, Company shall duly execute and file a certificate of merger (the “Company Certificate of Merger”) with the Secretary of State of the State of

Delaware (“DSOS”) in accordance with the DGCL. The Company Merger shall become effective upon the later of the time of filing of the Company Certificate of Merger with the DSOS, or such later time which the parties hereto shall have agreed upon and designated in such filings in accordance with the DGCL as the effective time of the Company Merger but not to exceed ninety (90) days after the filing date of the Company Certificate of Merger with the DSOS.
          (b) On the Closing Date, Properties shall duly execute and file a certificate of merger (the “Properties Certificate of Merger”) with the DSOS in accordance with the DGCL. The Properties Merger shall become effective upon the later of the time of the filing of the Properties Certificate of Merger with the DSOS, or such later time which the parties hereto shall have agreed upon and designated in such filings in accordance with the DGCL as the effective time of the Properties Merger but not to exceed ninety (90) days after the filing date of the Properties Certificate of Merger with the DSOS. It is the intention of the parties that the Mergers shall become effective at the same time, and that the Company Merger Certificate and Properties Merger Certificate shall provide for the same effective time.
          (c) The date and time when the Mergers become effective is referred to herein as the “Effective Time.”
     1.4 Closing. The closing of the Mergers (the “Closing”) shall occur as promptly as practicable (but in no event later than the third Business Day) after all of the conditions set forth in Article VIII (other than conditions which by their terms are required to be satisfied or waived at the Closing) shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”). The Closing shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, or at such other place as agreed to by the parties hereto.
     1.5 Directors and Officers.
          (a) The parties shall cause the directors of Company MergerCo immediately prior to the Effective Time to be the initial directors of the Company Surviving Corporation and the officers of Company MergerCo immediately prior to the Effective Time to be the initial officers of the Company Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Company Surviving Corporation.
          (b) The parties shall cause the directors of Properties MergerCo immediately prior to the Effective Time to be the initial directors of the Properties Surviving Corporation and the officers of Properties MergerCo immediately prior to the Effective Time to be the initial officers of the Properties Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Properties Surviving Corporation.
     1.6 Other Transactions. Parent shall have the option, in its sole discretion and without requiring the further consent of the La Quinta Entities or the board of directors or stockholders of any of the La Quinta Entities, upon reasonable notice to the La Quinta Entities, to request that the La Quinta Entities, immediately prior to the Closing, (a) convert one or more La Quinta Subsidiaries that are organized as corporations into limited liability companies and one or more La Quinta Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (b) sell to one or more affiliates of Parent all or a portion of the stock, partnership or limited partnership interests, limited liability company or membership interests, property or assets owned, directly or indirectly, by the La Quinta Entities or by one or more La Quinta Subsidiaries at a price designated by Parent and (c) incorporate or form one or more new subsidiaries of the Company and execute organizational documents as reasonably requested by Parent; provided, however, that (i) the La Quinta Entities shall not be required to take any action in contravention of any organizational document or other Material Contract relating to any La Quinta Entity or any La Quinta Subsidiary or that would result in the failure of Properties to qualify as a REIT under the Code if the Mergers are not consummated, (ii) any such actions or transactions shall be contingent upon the receipt by the La Quinta Entities of a written notice from Parent confirming that all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived, and that Parent, Company MergerCo and Properties MergerCo are prepared to proceed immediately with the Closing (it being understood that in any event the transactions described in clauses (a), (b) and (c) will be deemed to have occurred prior to the Closing), and (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of Parent, Company MergerCo or Properties MergerCo under this Agreement, including payment of the Merger Consideration. Parent shall, promptly upon request by the La Quinta Entities, reimburse the La Quinta Entities for all reasonable out-of-pocket costs incurred by the La Quinta Entities in connection with any actions taken by the La Quinta Entities in accordance with this Section 1.6. Parent, Company MergerCo and Properties MergerCo shall, on a joint and several basis, indemnify and hold harmless the La Quinta Entities and their Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with such actions, including any losses resulting from the failure of Properties to qualify as a REIT as a result of any such action. Without limiting the foregoing, none of the representations, warranties or covenants of the La Quinta Entities shall be deemed to apply to, or deemed breached or violated by, any of the transactions contemplated by this Section 1.6 and any such breach or violation shall be disregarded for purposes of Sections 8.2(a) and 8.2(b).
ARTICLE II
EFFECT OF THE MERGERS ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS
     2.1 Effect of the Company Merger on Company Capital Stock. At the Effective Time, by virtue of the Company Merger and without any action on the part of any holder thereof:
          (a) Each share of common stock, par value $0.01 per share, of Company MergerCo issued and outstanding immediately prior to the Effective Time shall automatically be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Company Surviving Corporation (“Company Surviving Corporation Common Stock”) following the Company Merger.
          (b) Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) that is owned by the Company (or any of the La Quinta

Subsidiaries other than Properties) or Parent or any wholly owned Subsidiary of Parent (the “Company Excluded Shares) shall automatically be canceled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.
          (c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Properties shall automatically be converted into the right to receive one fully paid and nonassessable share of Company Surviving Corporation Common Stock. Each certificate representing shares of Company Common Stock immediately prior to the Effective Time that is owned by Properties shall, as of the Effective Time, automatically represent an equivalent number of shares of Company Surviving Corporation Common Stock.
          (d) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Excluded Shares, Company Common Stock owned by Properties and Company Dissenting Shares as described in Sections 2.1(b), 2.1(c) and 3.2(a), respectively) shall automatically be converted into the right to receive $10.65 per share, in cash, payable to the holder thereof, without any interest thereon (the “Company Merger Consideration”).
          (e) All shares of Company Common Stock, when converted as provided in Section 2.1(d), shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Certificate previously evidencing such shares shall thereafter represent only the right to receive the Company Merger Consideration. The holders of Certificates previously evidencing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the shares of Company Common Stock except as otherwise provided herein or by Law and, subject to Sections 3.1(h) and 3.2(a), upon the surrender of Certificates in accordance with the provisions of Section 3.1, shall only represent the right to receive for their shares of Company Common Stock, the Company Merger Consideration.
     2.2 Effect of the Properties Merger on Properties Capital Stock. At the Effective Time, by virtue of the Properties Merger and without any action on the part of any holder thereof:
          (a) Each share of common stock, par value $0.01 per share, of Properties MergerCo issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.
          (b) Each share of class A common stock, par value $0.01 per share, of Properties (“Properties Class A Common Stock”) that is owned by Properties (or any of the La Quinta Subsidiaries other than the Company) and each share of class B common stock, par value $0.01 per share, of Properties (“Properties Class B Common Stock”) that is owned by Properties (or any of the La Quinta Subsidiaries) or Parent or any wholly owned Subsidiary of Parent (collectively, the “Properties Excluded Shares” and, together with the Company Excluded Shares, the “Excluded Shares”) shall automatically be canceled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

          (c) Each share of Properties Class A Common Stock, issued and outstanding immediately prior to the Effective Time (other than Properties Excluded Shares) shall automatically be converted into the right to receive one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Properties Surviving Corporation (“Properties Surviving Corporation Common Stock”). Each certificate representing shares of Properties Class A Common Stock immediately prior to the Effective Time shall, as of the Effective Time, automatically represent an equivalent number of shares of Properties Surviving Corporation Common Stock.
          (d) Each share of Properties Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than Properties Excluded Shares and Properties Dissenting Shares as described in Sections 2.2(b) and 3.2(b), respectively) shall automatically be converted into the right to receive $0.60 per share, in cash, payable to the holder thereof, without any interest thereon (the “Properties Merger Consideration” and, together with the Company Merger Consideration, the “Merger Consideration”).
          (e) All shares of Properties Class B Common Stock, when converted as provided in Section 2.2(d), shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Certificate previously evidencing such shares shall thereafter represent only the right to receive the Properties Merger Consideration. The holders of Certificates previously evidencing shares of Properties Class B Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the shares of Properties Class B Common Stock except as otherwise provided herein or by Law and, subject to Sections 3.1(h) and 3.2(b), upon the surrender of Certificates in accordance with the provisions of Section 3.1, shall only represent the right to receive for their shares of Properties Class B Common Stock, the Properties Merger Consideration.
     2.3 Company Stock Options and Related Matters.
          (a) Each option (collectively, the “Options”) granted under the Company Stock Option Plans, which is outstanding (whether or not then exercisable) as of immediately prior to the Effective Time, shall automatically become fully vested as of the Effective Time or earlier in accordance with the relevant Company Stock Option Plan. At the Effective Time, upon the surrender and cancellation of the option agreement representing such Option, the La Quinta Entities shall pay to the holder thereof cash in an amount equal to the product of (i) the number of paired shares (“Paired Common Shares”) (each of which consists of one share of Company Common Stock and one share of Properties Class B Common Stock) issuable upon exercise of such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share provided for in such Option, which cash payment shall be treated as compensation and shall be net of any applicable income or employment Tax withholding required under (i) the Code, (ii) any applicable state, local or foreign Tax Law or (iii) any other applicable Law. To the extent that any amounts are so withheld, those amounts shall be treated as having been paid to the holder of such Option for all purposes under this Agreement.
          (b) Parent, Company MergerCo and Properties MergerCo acknowledge that all restricted stock awards granted under the Company Stock Option Plans shall immediately vest and the restrictions associated therewith shall automatically be deemed waived as provided by the Company Stock Option Plans but in no event later than the date on which the Company’s stockholders adopt this Agreement.
          (c) With respect to each deferred stock unit or restricted stock unit (collectively, the “Stock Units”) granted under the Company Stock Option Plans, which is outstanding as of immediately prior to the Effective Time, the La Quinta Entities shall pay to the holder of each Stock Unit cash in an amount equal to the product of (i) the number of Stock Units and (ii) the Merger Consideration, at such time as required under the terms of the award agreement underlying the Stock Units.
          (d) The Company shall take all actions necessary to terminate the Company Stock Option Plans at the Effective Time.
ARTICLE III
PAYMENT FOR SHARES; DISSENTING SHARES
     3.1 Payment for Company Common Stock and Properties Class B Common Stock.
          (a) At the Effective Time, Parent shall deposit, or shall cause to be deposited, funds with a bank or trust company (the “Paying Agent”) as shall be mutually acceptable to Parent, the Company and Properties, for the payment of the aggregate Company Merger Consideration as provided pursuant to Section 2.1(d) and the aggregate Properties Merger Consideration pursuant to Section 2.2(d) (the “Payment Fund”). The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or income or interest produced by, such investments shall be payable to the Company Surviving Corporation.
          (b) Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Company Common Stock entitled to receive the Company Merger Consideration pursuant to Section 2.1(d) and Properties Class B Common Stock entitled to receive the Properties Merger Consideration pursuant to Section 2.2(d): (i) a form of letter of transmittal reasonably acceptable to the Company and Properties which shall specify that delivery shall be effected, and risk of loss and title to the certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock and shares of Properties Class B Common Stock, as the case may be, shall pass, only upon proper delivery of the Certificates to the Paying Agent and (ii) instructions for use in surrendering the Certificates in exchange for the Company Merger Consideration and the Properties Merger Consideration, as applicable.

          (c) Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Company Merger Consideration and Properties Merger Consideration which such holder has the right to receive in respect of the shares of Company Common Stock or shares of Properties Class B Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any Company Merger Consideration or Properties Merger Consideration payable to holders of Certificates.
          (d) Until surrendered in accordance with this Section 3.1, each such Certificate (other than Certificates representing Excluded Shares, Company Common Stock owned by Properties or Dissenting Shares) shall represent solely the right to receive the Company Merger Consideration and Properties Merger Consideration, as the case may be, relating thereto. If the Company Merger Consideration (or any portion thereof) or Properties Merger Consideration (or any portion thereof) is to be paid to any person other than the person in whose name the Certificate formerly representing shares of Company Common Stock or Properties Class B Common Stock surrendered therefor is registered, it shall be a condition to such right to receive such Company Merger Consideration and Properties Merger Consideration, as applicable, that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such shares shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of the Company Merger Consideration or Properties Merger Consideration to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable.
          (e) Promptly following the date which is one year after the Effective Time, the Paying Agent shall deliver to the Company Surviving Corporation all cash, Certificates and other documents in its possession relating to the Mergers, and the Paying Agent’s duties shall terminate, and any holder of a Certificate formerly representing shares of Company Common Stock or Properties Class B Common Stock, as the case may be, shall thereafter look only to the Company Surviving Corporation, and the Company Surviving Corporation shall remain liable for, payment of such holder’s claim for the Company Merger Consideration and Properties Merger Consideration, as applicable. Any portion of the Payment Fund remaining unclaimed by holders of Certificates formerly representing shares of Company Common Stock or Properties Class B Common Stock, as the case may be, as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Company Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.
          (f) At the Effective Time, the stock transfer books of the Company and Properties shall be closed and thereafter, there shall be no further registration of transfers of shares of Company Common Stock or Properties Class B Common Stock on the stock transfer books of the Company Surviving Corporation or the Properties Surviving Corporation, respectively, of any shares of Company Common Stock or Properties Class B Common Stock which were outstanding immediately prior to the Effective Time. On or after the Effective Time, any Certificates formerly representing shares of Company Common Stock or Properties Class B Common Stock, as the case may be, presented to the Company Surviving Corporation, the

Properties Surviving Corporation or the Paying Agent shall be surrendered and canceled in return for the payment of the Company Merger Consideration and Properties Merger Consideration, as applicable, relating thereto, as provided in this Article III.
          (g) None of Parent, Company MergerCo, Properties MergerCo, the Company Surviving Corporation, the Properties Surviving Corporation or the Paying Agent or any of their respective Subsidiaries or affiliates shall be liable to any person in respect of any Paired Common Shares or cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay the Company Merger Consideration and the Properties Merger Consideration, as applicable, in exchange for such lost, stolen or destroyed Certificate.
          (i) The Paying Agent, Parent, the Company Surviving Corporation and the Properties Surviving Corporation shall be entitled to deduct and withhold from the Company Merger Consideration, the Properties Merger Consideration or other amounts payable pursuant to this Agreement to any holder of shares of Company Common Stock or Properties Class B Common Stock such amounts as the Paying Agent, Parent, the Company Surviving Corporation or the Properties Surviving Corporation is required to deduct and withhold with respect to the making of such payment under all applicable Tax Law. To the extent that amounts are so withheld by the Paying Agent, Parent, the Company Surviving Corporation or the Properties Surviving Corporation, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Properties Class B Common Stock in respect of which such deduction and withholding was made by the Paying Agent, Parent, the Company Surviving Corporation or the Properties Surviving Corporation.
     3.2 Appraisal Rights.
          (a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock held by a holder thereof that (i) has not voted in favor of the Company Merger or consented to the Company Merger in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Company Dissenting Shares”) shall not be converted as described in Section 2.1(d), but will from and after the Effective Time constitute only the right to receive payment of the fair value of such shares of Company Common Stock in accordance with the provisions of Section 262 of the DGCL (the “Appraisal Rights Provisions”); provided, however, that all shares of Company Common Stock held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Common Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been canceled and to have been converted, as of the Effective Time, into the right to receive the Company Merger Consideration, without interest, in the manner provided in Section 2.1. The Company shall give Parent prompt written notice of any demands received by the Company for the exercise of appraisal rights with respect to shares of Company Common Stock, withdrawals of such demands and all other instruments served pursuant to the DGCL and received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.
          (b) Notwithstanding anything in this Agreement to the contrary, any shares of Properties Class B Common Stock held by a holder thereof that (i) has not voted in favor of the Properties Merger or consented to the Properties Merger in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Properties Dissenting Shares” and, together with the Company Dissenting Shares, the “Dissenting Shares”) shall not be converted as described in Section 2.2(d), but will from and after the Effective Time constitute only the right to receive payment of the fair value of such shares of Properties Class B Common Stock in accordance with the Appraisal Rights Provisions; provided, however, that all shares of Properties Class B Common Stock held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Properties Class B Common Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been canceled and to have been converted, as of the Effective Time, into the right to receive the Properties Merger Consideration, without interest, in the manner provided in Section 2.2. Properties shall give Parent prompt written notice of any demands received by Properties for the exercise of appraisal rights with respect to shares of Properties Class B Common Stock, withdrawals of such demands and all other instruments served pursuant to the DGCL and received by Properties, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Properties shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.
     3.3 Debt Offers.
          (a) Properties shall use its reasonable best efforts to commence, on the date 14 days prior to the estimated date of mailing the Proxy Statement or on any other date designated by Parent on at least five days notice to the La Quinta Entities, offers to purchase, and related consent solicitations with respect to, all of the outstanding aggregate principal amount of the Properties’: 8-7/8% Notes due March 15, 2011, 7% Notes due August 15, 2012, 7% Notes due August 15, 2007, 7.27% Medium Term Notes due February 26, 2007, 7.33% Medium Term Notes due April 1, 2008 (together with, to the extent not redeemed pursuant to Section 3.4, the Redemption Notes, collectively, the “Notes”) on the terms and conditions set forth in Section 3.3(a) of the La Quinta Entities Disclosure Schedule (or as may otherwise be agreed between the La Quinta Entities and Parent) and such other customary terms and conditions as are reasonably acceptable to Parent and the La Quinta Entities (including the related consent solicitations, collectively, the “Debt Offers”); provided that (A) this Agreement shall not have been terminated in accordance with Section 9.1, (B) Properties shall have received from Parent the completed Offer Documents (as defined below), which shall be in form and substance reasonably satisfactory to the La Quinta Entities, and (C) at the time of such commencement, Parent shall have otherwise performed or complied with all of its agreements and covenants required by this Agreement to be performed on or prior to the time that the Debt Offers are to be commenced. Properties shall waive any of the conditions to the Debt Offers (other than that the Mergers shall have been consummated and that there shall be no Order prohibiting consummation of the Debt Offers) as may be reasonably requested by Parent and shall not, without the consent of Parent, waive any condition to the Debt Offers or make any changes to the terms and conditions of the Debt Offers other than as agreed between Parent and Properties. Notwithstanding the immediately preceding sentence, Properties need not make any change to the terms and conditions of the Debt Offers requested by Parent that decreases the price per Note payable in the Debt Offers as set forth in Section 3.3(a) of the La Quinta Entities Disclosure Schedule or imposes conditions to the Debt Offers in addition to those set forth in Section 3.3(a) of the La Quinta Entities Disclosure Schedule that are materially adverse to holders of the Notes, unless such change is approved by Properties in writing.
          (b) The La Quinta Entities covenant and agree that, immediately following the consent expiration date, assuming the requisite consents are received, each such La Quinta Entity as is necessary shall execute supplemental indentures to the indentures governing the Notes, which supplemental indentures shall implement the amendments set forth in the Offer Documents and shall become operative immediately prior to the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Debt Offers). Concurrent with the Effective Time, Parent shall cause the Properties Surviving Corporation to accept for payment and thereafter promptly pay for the Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Offers and in accordance with the Debt Offers.
          (c) Promptly after the date of this Agreement, Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offers, including the offers to purchase, related letters of transmittal and other related documents (collectively, the “Offer Documents”). Parent and the La Quinta Entities shall cooperate with each other in the preparation of the Offer Documents. All mailings to the holders of the Notes in connection with the Debt Offers shall be subject to the prior review of, and comment by, the La Quinta Entities and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Offers any information in the Offer Documents should be discovered by the La Quinta Entities or Parent which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated by or on behalf of Properties to the holders of the applicable Notes. Notwithstanding anything to the contrary in this Section 3.3, Properties shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable Law to the extent such laws are applicable in connection with the Debt Offers. To the extent that the provisions of any applicable Law conflict with this Section 3.3, the La Quinta Entities shall comply with the applicable Law and shall not be deemed to have breached its obligations hereunder by such compliance.
          (d) In connection with the Debt Offers, Parent may select one or more dealer managers, information agents, depositaries and other agents to provide assistance in connection therewith and the appropriate La Quinta Entities shall enter into customary agreements (including indemnities) with such parties so selected. Parent shall pay the reasonable fees and expenses of any dealer manager, information agent, depositary or other agent retained in connection with the Debt Offers, and Parent further agrees to reimburse the La Quinta Entities for all of their reasonable out-of-pocket costs in connection with the Debt Offers promptly following incurrence and delivery of reasonable documentation of such costs. Parent, Company

MergerCo and Properties MergerCo shall, on a joint and several basis, indemnify and hold harmless the La Quinta Entities, the La Quinta Subsidiaries, their respective officers and directors and each person, if any, who controls the Company or Properties within the meaning of Section 20 of the Exchange Act for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Offers and the Offer Documents; provided, however, that none of Parent, Company MergerCo or Properties MergerCo shall have any obligation to indemnify and hold harmless any such party or person to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred arises from disclosure regarding the La Quinta Entities that is determined to have contained a material misstatement or omission.
     3.4 Redemption and Satisfaction and Discharge.
          (a) Properties shall use its reasonable best efforts to redeem at the earliest possible date all of the outstanding 7.30% Medium Term Notes due January 16, 2006, 8.625% Medium Term Notes due August 17, 2015, 8.25% Medium Term Notes due September 15, 2015 and 7.82% Notes due September 26, 2026 (collectively, the “Redemption Notes”) in accordance with the terms of such securities and the related indentures. In the event that Properties is unable after expending its reasonable best efforts to arrange for such redemption with a notice of redemption being delivered within 30 days of the date of this Agreement with respect to a redemption to occur not later than 35 days after the date of such redemption notice, then the Redemption Notes not so redeemed shall be the subject of Debt Offers as described in Section 3.3.
          (b) In the event that majority consents are not obtained in relation to the consent solicitations comprising part of the Debt Offers within 60 days of the commencement of the Debt Offers, Properties may, in its discretion, (i) if any Notes as to which majority consents have not been obtained may be redeemed, call such Notes for redemption in accordance with the terms of such securities and the related indentures, provided that the redemption of such Notes is completed on or prior to the Closing Date or such Notes and the related indentures as they relate to such Notes are satisfied and discharged in accordance with the terms of such securities and the related indentures on or prior to the Closing Date, or (ii) to the extent permitted by such Notes and related indentures, satisfy and discharge such securities and the related indentures as they relate to such Notes, on or prior to the Closing Date. Any redemption and/or satisfaction and discharge initiated by Properties pursuant to this paragraph shall be subject to the prior approval of Parent, which approval shall not be unreasonably withheld. All terms of any new financing required for Properties to fund any redemption and/or satisfaction and discharge pursuant to this paragraph, including, without limitation, interest rates and fees, shall be subject to the prior approval of Parent and any such new financing shall contain provisions permitting such financing to be repaid at any time without penalty.
          (c) Upon the request of Parent, concurrent with the Closing, Properties shall deliver a notice of redemption calling the 8 7/8% Senior Notes due March 15, 2011 and the 7% Senior Notes due August 15, 2012 for redemption pursuant to their terms and shall cooperate with Parent in effecting the satisfaction and discharge of such Notes and the related indentures concurrent with the Closing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT, COMPANY MERGERCO AND PROPERTIES MERGERCO
     Parent, Company MergerCo and Properties MergerCo jointly and severally hereby represent and warrant to the La Quinta Entities as follows:
     4.1 Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Company MergerCo and Properties MergerCo are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware, and each has all requisite corporate power and authority to own, lease, encumber and operate their properties and to carry on their businesses as now conducted. Parent is duly qualified or licensed to do business and in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.
     4.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent, Company MergerCo and Properties MergerCo has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder. The execution, delivery and performance by Parent, Company MergerCo and Properties MergerCo of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of the Board of Directors of Parent, the Board of Directors of Company MergerCo, and the Board of Directors of Properties MergerCo, and, subject to the next succeeding sentence, no other action on the part of Parent, Company MergerCo and Properties MergerCo is necessary to authorize this Agreement and the consummation of the transactions contemplated hereby. Promptly following execution of this Agreement by the parties hereto, (a) Parent shall execute and deliver to Company MergerCo a written consent adopting this Agreement in its capacity as sole stockholder of Company MergerCo and (b) Company MergerCo shall execute and deliver to Properties MergerCo a written consent adopting this Agreement in its capacity as sole stockholder of Properties MergerCo. This Agreement has been duly executed and delivered by Parent, Company MergerCo and Properties MergerCo and, assuming due and valid authorization, execution and delivery hereof by the Company and Properties, constitutes a legal, valid and binding obligation of each of Parent, Company MergerCo and Properties MergerCo, as the case may be, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.
     4.3 Consents and Approvals; No Violations. Except (1) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, the HSR Act and (2) for filing of the Company Certificate of Merger and the Properties Certificate of Merger, none of the execution, delivery or performance of this Agreement by Parent, Company MergerCo or Properties MergerCo, the consummation by Parent, Company MergerCo or Properties MergerCo of the

transactions contemplated hereby or compliance by Parent, Company MergerCo or Properties MergerCo with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Parent, Company MergerCo or Properties MergerCo, (b) require any filing with, notice to, or permit, authorization, consent or approval of, any international, national, federal, state, provincial or local state or federal government or governmental regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity (each, a “Governmental Entity”), (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or other rights or obligations) under, result in a material loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which Parent, Company MergerCo or Properties MergerCo is a party or by which any of them or any of their respective properties or assets may be bound, (d) require any consent, approval or other authorization of, or filing with or notification to, any person under any Contracts or any Permits or (e) violate any Order applicable to Parent, Company MergerCo or Properties MergerCo or any of their properties or assets, excluding from the foregoing clauses (b), (c), (d) and (e) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not have a Parent Material Adverse Effect.
     4.4 Required Financing. Parent has delivered to the La Quinta Entities correct and complete copies of (a) an executed commitment letter from Blackstone Real Estate Partners IV L.P. to provide equity financing in an aggregate amount of $500,000,000 (the “Equity Funding Letter”), and (b) an executed commitment letter (the “Financing Letter”) from Bank of America, N.A., Merrill Lynch Mortgage Lending, Inc. and Bear Stearns Commercial Mortgage, Inc. (collectively, the “Lenders”) pursuant to which the Lenders have committed to provide Parent and certain existing or future subsidiaries of Company MergerCo and Properties MergerCo with financing in an aggregate amount of $2,960,000,000 (the “Debt Financing” and together with the financing referred to in clause (a) being collectively referred to as the “Financing”). The Equity Funding Letter, in the form so delivered, is a legal, valid and binding obligation of the parties thereto and is in full force and effect as of the date hereof. The Financing Letter is in full force and effect and is a legal, valid and binding obligation of Parent, and to the knowledge of Parent, the other parties thereto. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent under either the Equity Funding Letter or the Financing Letter. Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Funding Letter or the Financing Letter. Parent has fully paid any and all commitment fees and other fees required by the Financing Letter to be paid as of the date hereof. Parent shall have at the Closing and at the Effective Time proceeds in connection with the Financing in an amount equal to up to $3,460,000,000 which will provide Parent with acquisition financing at the Effective Time sufficient to consummate the Mergers upon the terms contemplated by this Agreement.
     4.5 Formation and Ownership of Company MergerCo and Properties MergerCo; No Prior Activities.
          (a) Company MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Company MergerCo is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by Parent free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, stockholder agreements, limitations on Parent’s voting rights, charges and other encumbrances of any nature whatsoever.
          (b) Properties MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Properties MergerCo is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by Company MergerCo free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, stockholder agreements, limitations on Company MergerCo’s voting rights, charges and other encumbrances of any nature whatsoever.
          (c) As of the date hereof and as of the Effective Time, except for (i) Liabilities incurred in connection with their incorporation or organization and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement (including the Financing) or in furtherance of the transactions contemplated hereby, neither Company MergerCo nor Properties MergerCo has (x) incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or (y) engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.
     4.6 Brokers. None of the Company, Properties or any La Quinta Subsidiary will be responsible for any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Mergers based upon any Contract, arrangement or understanding made by or on behalf of Parent, Company MergerCo or Properties MergerCo.
     4.7 Litigation.
          (a) As of the date hereof, there is no Legal Action pending or, to the knowledge of Parent, threatened against Parent, Company MergerCo or Properties MergerCo and (b) none of Parent, Company MergerCo or Properties MergerCo is subject to any outstanding Order, which, in either case, would (i) prevent or materially delay the consummation of the Mergers or (ii) otherwise prevent or materially delay performance by Parent, Company MergerCo or Properties MergerCo of any of their material obligations under this Agreement.
     4.8 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company and Properties the duly executed guarantee of Blackstone Real Estate Partners IV L.P. (the “Guarantor”) in the form attached as Exhibit E to this Agreement (the “Guarantee”). The Guarantee is valid and in full force and effect, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.
     4.9 La Quinta Entities’ Capital Stock. Immediately prior to execution and delivery of this Agreement, neither Parent nor any of Parent’s affiliates or associates (i) is the “owner”, or during the preceding three years, was the “owner”, of 10% or more of the outstanding “voting stock” of either the Company or Properties as the quoted terms are defined in Section 203 of the DGCL, or (ii) beneficially owns (as such term is used in the Exchange Act), or during the preceding three years, beneficially owned 10% or more of the voting securities of the Company or Properties.

     4.10 No Other Representations or Warranties. Except for the representations and warranties made by the Parent, Company MergerCo and Properties MergerCo in this Agreement, none of Parent, Company MergerCo or Properties MergerCo makes any representations or warranties, and each of Parent, Company MergerCo and Properties MergerCo hereby disclaims any other representations or warranties, with respect to each of Parent, Company MergerCo and Properties MergerCo, or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent, Company MergerCo and Properties MergerCo, notwithstanding the delivery or disclosure to the La Quinta Entities or their affiliates or Representatives of any documentation or other information with respect to any one or more of the foregoing.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE LA QUINTA ENTITIES
     Except as set forth in the disclosure schedules (with reference to the section of this Agreement to which the information stated in such disclosure schedule relates) delivered at or prior to the execution hereof to Parent, Company MergerCo and Properties MergerCo (the “La Quinta Entities Disclosure Schedule”), the La Quinta Entities jointly and severally represent and warrant to Parent, Company MergerCo and Properties MergerCo as follows:
     5.1 Existence; Good Standing; Authority; Compliance with Law.
          (a) Each of the La Quinta Entities is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Except as set forth in Section 5.1(a) of the La Quinta Entities Disclosure Schedule, each of the La Quinta Entities is duly qualified or licensed to do business as a foreign corporation and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased, franchised, managed or operated by it therein or in which the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Each of the La Quinta Entities has all requisite corporate power and authority to own, operate, franchise, manage, lease, encumber and operate its properties and carry on its business as now conducted.
          (b) Each of the La Quinta Subsidiaries listed in Section 5.4 of the La Quinta Entities Disclosure Schedule (the “La Quinta Subsidiaries”) (i) is a corporation, partnership, business trust or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, (ii) has the requisite corporate power or other power and authority to own, operate, franchise, manage, lease and encumber its properties and to carry on its business as it is now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character of the assets and properties owned, leased, franchised, managed or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except in clause (iii) for jurisdictions in which such failure to be so qualified or licensed would not, individually or in the aggregate, have a Company Material Adverse Effect. The La Quinta Entities have no Subsidiaries other than the La Quinta Subsidiaries.
          (c) Except as set forth in Section 5.1(c) of the La Quinta Entities Disclosure Schedule, none of the La Quinta Entities or any of the La Quinta Subsidiaries is, nor since January 1, 2002 has been, in violation or default of any Orders or Laws to which either of the La Quinta Entities or any La Quinta Subsidiary or any of their respective properties or assets is subject, where such violation or default, alone or together with all other violations, would have a Company Material Adverse Effect. The La Quinta Entities and the La Quinta Subsidiaries have obtained all licenses, permits, franchises, variances, consents, certificates, approvals and other authorizations issued or granted, in each case, by a Governmental Entity, and have taken all actions required by applicable Law in connection with their properties and businesses as now conducted (“Permits”), except where the failure to obtain any such Permit or to take any such action, alone or together with all other such failures, would not have a Company Material Adverse Effect. No suspension or cancellation of any of such Permits is pending or threatened, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except as would not have a Company Material Adverse Effect. None of the La Quinta Entities or any of the La Quinta Subsidiaries is, nor since January 1, 2002 has been, in violation or default of any such Permits where such violation or default, alone or together with all other violations, would have a Company Material Adverse Effect. The representations in this Section 5.1(c) do not apply to (i) Tax matters, as to which the representations and warranties are as set forth in Section 5.10, (ii) environmental matters, as to which the representations and warranties are as set forth in Section 5.13, (iii) employee benefits, as to which the representations and warranties are as set forth in Section 5.14 and (iv) labor matters, as to which the representations and warranties are as set forth in Section 5.15.
          (d) The La Quinta Entities have previously provided or made available to Parent true and complete copies of the Company Certificate of Incorporation, the Properties Certificate of Incorporation, the Company Bylaws, the Properties Bylaws and the other charter documents, bylaws, organizational documents and partnership, limited liability company, business trust and joint venture agreements (and in each such case, all amendments thereto) of the La Quinta Entities and each of the La Quinta Subsidiaries as in effect on the date of this Agreement (the “Organizational Documents”). The La Quinta Entities have made available to Parent complete and correct copies of the minutes of all meetings of the Company Board and the Properties Board (and each committee thereof) and the Boards of Directors and committees of the La Quinta Subsidiaries and of the stockholders of the Company, Properties and the La Quinta Subsidiaries (except that certain matters regarding the recent consideration of strategic alternatives may have been redacted therefrom as identified to Parent), in each case since January 1, 2003.
     5.2 Authorization, Validity and Effect of Agreements. Each of the La Quinta Entities has all requisite corporate power and authority to execute and deliver this Agreement and, subject only to the adoption of this Agreement by the holders of the Company Common Stock and the holder of Properties Class A Common Stock, to consummate the transactions contemplated hereby and perform its obligations hereunder. Subject only to the adoption of this Agreement by the holders of the Company Common Stock and the holder of Properties Class A Common Stock, the execution, delivery and performance by each of the La Quinta Entities of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of each of the La Quinta Entities, and no other action on the part of the Company or Properties is necessary to authorize this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the La Quinta Entities and, assuming due and valid authorization, execution and delivery hereof by Parent, Company MergerCo and Properties MergerCo, constitutes a legal, valid and binding obligation of each of the La Quinta Entities, as the case may be, enforceable against each of the La Quinta Entities in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.
     5.3 Capitalization.
          (a) The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock, 6,000,000 shares of preferred stock, par value $0.10 per share (“Company Preferred Stock”), and 25,000,000 shares of excess stock, par value $0.10 per share (“Company Excess Stock”). As of November 2, 2005 (the “Capitalization Date”), (i) 202,485,592 shares of Company Common Stock were issued and outstanding (including 563,100 shares of restricted Company Common Stock awarded to employees in October 2005), each of which is paired with one share of Properties Class B Common Stock; provided that such number of shares excludes 9,430,148 shares of unpaired Company Common Stock which are being held by Properties and 2,105,965 shares of Company Common Stock held in the treasury of the Company, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no shares of Company Excess Stock were issued and outstanding, (iv) 8,000,000 shares of Company Common Stock have been authorized and reserved for issuance pursuant to the Company’s stock option plans listed in Schedule 5.3(a) of the La Quinta Entities Disclosure Schedule (the “Company Stock Option Plans”), subject to adjustment on the terms set forth in the Company Stock Option Plans, (v) Options to purchase 10,908,581 Paired Common Shares (which include Company Common Stock) were outstanding under the Company Stock Option Plans, and (vi) 40,528 Stock Units granted to members of the Company. As of the Capitalization Date, the Company had no shares of capital stock issued, outstanding or reserved for issuance other than as described above. All such issued and outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company that are subject to issuance, upon issuance prior to the Effective Time under the terms and subject to the conditions specified in the instruments under which they are issuable will be, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date of this Agreement, other than in connection with the issuance of shares of Paired Common Shares pursuant to the exercise of, or lapse of restrictions under, Options outstanding as of the Capitalization Date, there has been no change in the number of shares of outstanding capital stock of the Company or the number of outstanding Options. Except as set forth above or as set forth in Section 5.3(a) of the La Quinta Entities Disclosure Schedule, as of the date hereof, there are no shares of capital stock or securities convertible into or exchangeable for or rights to acquire shares of capital stock of the Company authorized, issued, outstanding or reserved for issuance. No dividends have been declared on Company Common Stock during the preceding three years.
          (b) The authorized capital stock of Properties consists of 1,000,000 shares of Properties Class A Common Stock, 500,000,000 shares of Properties Class B Common Stock, 6,000,000 shares of preferred stock, par value $0.10 per share (“Properties Preferred Stock”), of which 805,000 shares are designated as 9% Series A Cumulative Preferred Stock, par value

$0.10 per share (“Series A Preferred Stock”), and 5,195,000 shares are undesignated preferred stock, par value $0.10 per share (the “Properties Undesignated Preferred Stock”), and 25,000,000 shares of excess stock, par value $0.10 per share (“Properties Excess Stock”). As of the Capitalization Date, (i) 100,000 shares of Properties Class A Common Stock were issued and outstanding, all of which were owned by the Company, (ii) 202,485,592 shares of Properties Class B Common Stock were issued and outstanding (including 563,100 shares of restricted Properties Class B Common Stock awarded to employees in October 2005), each of which is paired with one share of Company Common Stock; provided that such number of shares excludes 2,105,965 shares of Properties Class B Common Stock held in the treasury of Properties, (iii) 800,000 shares of Series A Preferred Stock were issued and outstanding and represented by 8,000,000 depositary shares pursuant to the Depositary Agreement dated June 17, 1998, as amended on December 24, 2003, between Properties and American Stock Transfer and Trust Corporation (the “Depositary Agreement”), (iv) no shares of Properties Undesignated Preferred Stock were issued and outstanding, (v) no shares of Properties Excess Stock were issued and outstanding, (vi) 8,000,000 shares of Properties Class B Common Stock have been authorized and reserved for issuance pursuant to the Company Stock Option Plans, subject to adjustment on the terms set forth in the Company Stock Option Plans, (vii) Options to purchase 10,908,581 Paired Common Shares (which include Properties Class B Common Stock) were outstanding under the Company Stock Option Plans, and (viii) 40,528 Stock Units granted to members of the Company Board. As of the Capitalization Date, Properties had no shares of capital stock issued, outstanding or reserved for issuance other than as described above. All such issued and outstanding shares of capital stock of Properties are, and all shares of capital stock of Properties that are subject to issuance, upon issuance prior to the Effective Time under the terms and subject to the conditions specified in the instruments under which they are issuable will be, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date of this Agreement, other than in connection with the issuance of shares of Paired Common Shares pursuant to the exercise of, or lapse of restrictions under, Options outstanding as of the Capitalization Date, there has been no change in the number of shares of outstanding capital stock of Properties or the number of outstanding Options. Except as set forth above or as set forth in Section 5.3(a) of the La Quinta Entities Disclosure Schedule, as of the date hereof, there are no shares of capital stock or securities convertible into or exchangeable for or rights to acquire shares of capital stock of the Properties authorized, issued, outstanding or reserved for issuance. All dividends on Properties’ Series A Preferred Stock that have been declared prior to the date of this Agreement have been paid in full to Properties’ paying agent. No dividends have been declared on Properties Class A Common Stock or Properties Class B Common Stock that remain unpaid as of the date hereof.
          (c) None of the Company, Properties or any La Quinta Subsidiary has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into, exchangeable into or exercisable for securities having the right to vote) on any matter that the stockholders of the Company or Properties may vote.
          (d) Except as set forth in Section 5.3(d) of the La Quinta Entities Disclosure Schedule and except for the Options and the Stock Units (all of which have been issued under the Company Stock Option Plans), as of the date of this Agreement, there are not any existing options, warrants, calls, subscriptions, shares of capital stock, convertible or exchangeable securities, or other rights, agreements or commitments which obligate the Company,

Properties or any La Quinta Subsidiary to issue, transfer or sell any shares of capital stock of the Company, Properties or any La Quinta Subsidiary; provided that certain Options may have been exercised between the Capitalization Date and the date of this Agreement. Section 5.3(d) of the La Quinta Entities Disclosure Schedule sets forth a full list of the Options as of the Capitalization Date (except for the name of the person to whom such Options have been granted, which has been made available to Parent), including the number of shares subject to each Option and the per share exercise price for each Option. True and complete copies of all plans (and the forms of such options and awards) referred to in this Section 5.3(d) have been furnished or made available to Parent.
          (e) Section 5.3(e) of the La Quinta Entities Disclosure Schedule sets forth a complete list of the restricted stock awards outstanding under the Company Stock Option Plans as of the date of this Agreement (except for the recipient’s name, which has been made available to Parent); provided that certain restricted stock awards may have vested between the Capitalization Date and the date of this Agreement. True and complete copies of all plans (and the forms of options and awards) referred to in this Section 5.3(e) of the La Quinta Entities Disclosure Schedule have been furnished or made available to Parent.
          (f) Except for the restricted stock awards referred to in Section 5.3(e) and as set forth in Section 5.3(f) of the La Quinta Entities Disclosure Schedule, there are no agreements, voting trusts, proxies or understandings to which the Company, Properties or any La Quinta Subsidiary is a party with respect to the voting of any shares of capital stock of the Company, Properties or any La Quinta Subsidiary or which restrict the transfer of any such shares, nor does the Company or Properties have knowledge of any agreements, voting trusts, proxies or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares.
          (g) Except as set forth in Section 5.3(g) of the La Quinta Entities Disclosure Schedule, there are no outstanding contractual obligations of the Company, Properties or any La Quinta Subsidiary to (i) repurchase, redeem or otherwise acquire any shares of capital stock, partnership interests or any other securities of the Company, Properties or La Quinta Subsidiary or (ii) provide any funds to, make any investment (whether in the form of a loan, capital contribution or otherwise) in any person (other than a La Quinta Entity or a wholly-owned La Quinta Subsidiary) or (iii) provide any guarantee to any party (other than a La Quinta Entity or a wholly-owned La Quinta Subsidiary) with respect to any La Quinta Subsidiary or any other person.
          (h) None of the Company, Properties or any La Quinta Subsidiary is a party to or has knowledge of any stockholder’s agreement, voting trust agreement or registration rights agreement relating to any equity interests of the Company, Properties or any La Quinta Subsidiary or any other similar agreement relating to disposition, voting or dividends with respect to any equity interests of the Company, Properties or any La Quinta Subsidiary. All dividends on the Series A Preferred Stock that have been declared or have accrued prior to the date of this Agreement have been paid in full to the Properties’ paying agent.
          (i) As of the date of this Agreement, the only outstanding Indebtedness of the La Quinta Entities and the La Quinta Subsidiaries is (i) $20 million in aggregate principal amount of 7.30% Medium Term Notes; (ii) $2 million in aggregate principal amount of 8.625% Medium Term Notes; (iii) $2.5 million in aggregate principal amount of 8.25% Medium Term

Notes; (iv) $160 million in aggregate principal amount of 7.00% Notes; (v) $50 million in aggregate principal amount of 7.27% Senior Notes; (vi) $50 million in aggregate principal amount of 7.33% Senior Notes; (vii) $325 million in aggregate principal amount of 8.875% Senior Notes; (viii) $200 million in aggregate principal amount of 7% Senior Notes; (ix) $124,000 in aggregate principal amount of 7.82% Senior Notes; and (x) approximately $16.5 million of letters of credit under the Amended and Restated Credit Agreement, dated as of November 12, 2003, by and among the La Quinta Entities, various lenders, and Canadian Imperial Bank of Commerce, as administrative agent, Fleet Securities Inc., as syndication agent, and Credit Lyonnais, as documentation agent, as amended to date (the “Credit Agreement”), (xi) less than $50,000 under letters of credit issued by banks to secure obligations under ordinary course agreements and (xii) such other obligations as are set forth in Section 5.3(i) of the La Quinta Entities Disclosure Schedule.
          (j) Neither of the La Quinta Entities has a “poison pill” or similar stockholder rights plan.
     5.4 Subsidiaries. Section 5.4 of the La Quinta Entities Disclosure Schedule sets forth the name and jurisdiction of incorporation or organization of each La Quinta Subsidiary. All issued and outstanding shares or other equity interests of each La Quinta Subsidiary are duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 5.4 of the La Quinta Entities Disclosure Schedule, all issued and outstanding shares or other equity interests of each La Quinta Subsidiary are owned directly or indirectly by the Company free and clear of all Encumbrances.
     5.5 Other Interests. Except as set forth in Section 5.5 of the La Quinta Entities Disclosure Schedule, none of the Company, Properties or any La Quinta Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) or any other securities convertible or exchangeable into or exercisable for any such interest or investment, in any person (other than investments in short-term debt securities and other than any interest or investment in any of Company, Properties or any La Quinta Subsidiary). Except as set forth in Section 5.5 of the La Quinta Entities Disclosure Schedule, the Company, Properties or a La Quinta Subsidiary, as the case may be, owns all such investments free and clear of all Encumbrances, and there are no outstanding contractual obligations of the La Quinta Entities or any La Quinta Subsidiary permitting the repurchase, redemption or other acquisition of any of its interest in such investments or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, or provide any guarantee with respect to, any such investment.
     5.6 Consents and Approvals; No Violations. Assuming the adoption of this Agreement by the stockholders of the Company and Properties and except (1) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, the HSR Act, (2) for filing of the Company Certificate of Merger and the Properties Certificate of Merger, (3) any filings required under the rules and regulations of the New York Stock Exchange and (4) as otherwise set forth in Section 5.6 of the La Quinta Entities Disclosure Schedule, none of the execution, delivery or performance of this Agreement by the La Quinta Entities, the consummation by the La Quinta Entities of the transactions contemplated hereby or compliance by the La Quinta Entities with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the organizational documents of the La Quinta Entities or La Quinta Subsidiaries, (b) require any filing with, notice to, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or other rights or obligations) under, result in a material loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which the Company, Properties or any La Quinta Subsidiary is a party or by which it or any of its properties or assets may be bound or any Company Permit, (d) require any consent, approval or other authorization of, or filing with or notification to, any person under (i) any Contracts to which the Company, Properties or any of the La Quinta Subsidiaries are a party or by which their properties or assets are bound, or (ii) any Permits, other than as set forth in Section 5.6 of the La Quinta Entities Disclosure Schedule or (e) cause the creation or imposition of any Encumbrances on any properties or assets of the Company, Properties or any of the La Quinta Subsidiaries, other than as set forth in Section 5.6 of the La Quinta Entities Disclosure Schedule, violate any Order or Law applicable to the Company, or Properties or any La Quinta Subsidiary or any of their properties or assets, excluding from the foregoing clauses (b), (c), (d) and (e), such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not have a Company Material Adverse Effect.
     5.7 SEC Reports; Financial Statements; Undisclosed Liabilities; Certain Franchise Matters.
          (a) The La Quinta Entities have filed all required forms, and reports with the SEC since January 1, 2002 (collectively, the “La Quinta SEC Reports”), all of which were prepared in accordance with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations promulgated thereunder (the “Securities Laws”). As of their respective dates or as subsequently amended, the La Quinta SEC Reports (a) complied as to form in all material respects with the applicable requirements of the Securities Laws and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Parent copies of all material correspondence between the SEC, on the one hand, and the Company, Properties and any of the La Quinta Subsidiaries, on the other hand, since January 1, 2003 through the date of this Agreement. Each of the consolidated balance sheets of the La Quinta Entities included in or incorporated by reference into the La Quinta SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the La Quinta Entities and the La Quinta Subsidiaries as of its date and each of the consolidated statements of operations, changes in shareholders’ equity and other comprehensive income and cash flows of the La Quinta Entities included in or incorporated by reference into the La Quinta SEC Reports (including any related notes and schedules) fairly presents in all material respects the consolidated results of operations, changes in shareholders’ equity and other comprehensive income or cash flows, as the case may be, of the La Quinta Entities and the La Quinta Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved (except as may be noted therein), and complied in all material respects with the requirements of Regulation S-X under the Securities Act; and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Sections 13 or 15(d) of the Exchange Act and normal year-end audit adjustments which would not be material in amount or effect. Except as set forth in Section 5.7(a) of the La Quinta Entities Disclosure Schedule, no La Quinta Subsidiary (except for Properties) is required to file any form, report or other document with the SEC or any Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation service. The La Quinta Entities have established and maintain disclosure controls and procedures, have conducted the procedures in accordance with their terms and have otherwise operated in compliance with the requirements under Rules 13a-15 and 15d-15 of the Exchange Act. All of the La Quinta Subsidiaries are consolidated for accounting purposes.
          (b) Except as and to the extent set forth on the consolidated balance sheet of the La Quinta Entities as at September 30, 2005 (including the notes thereto) included in the La Quinta Entities’ Joint Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 or as set forth in Section 5.7(b) of the La Quinta Entities Disclosure Schedule, none of the Company, Properties or any La Quinta Subsidiary has any Liability, except for Liabilities incurred (i) in connection with the Mergers or (ii) in the ordinary course of business and in a manner consistent with past practice since September 30, 2005 that would not reasonably be expected to have a Company Material Adverse Effect.
          (c) The Company has made available to Parent a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to Contracts which previously have been filed by the La Quinta Entities with the SEC pursuant to the Securities Act or the Exchange Act.
          (d) Since January 1, 2002, each of the applicable La Quinta Entities and the La Quinta Subsidiaries that is required to do so has prepared and maintained each of its Uniform Franchise Offering Circulars (“UFOCs”) in accordance with applicable Law, has filed its UFOCs in all states in which any such La Quinta Entity or La Quinta Subsidiary offered or sold franchises which required registration and approval prior to such offers or sales of franchises in such states and has not failed to file any required amendments or renewals on a timely and accurate basis, except where the failure to do any of the foregoing would not reasonably be expected to have a Company Material Adverse Effect. The La Quinta Entities have provided or made available to Parent copies of all material correspondence the La Quinta Entities or any of the La Quinta Subsidiaries have received or sent since January 1, 2002 affecting the registration and renewals of the UFOCs in the applicable states. Since January 1, 2002, other than supplemental earnings claims (which have been provided or made available to Parent), the La Quinta Entities and the La Quinta Subsidiaries do not and have not authorized their Representatives to furnish any materials or information which is inconsistent in any material respect with the “earnings claim” information set forth in Item 19 of the UFOCs, as that term is defined by federal and state franchising Laws.
     5.8 Litigation. Except as set forth in the La Quinta SEC Reports filed at least two Business Days prior to the date of this Agreement or in Section 5.8 of the La Quinta Entities Disclosure Schedule, (a) there is no Legal Action pending or, to the knowledge of the Company or Properties, threatened against the Company, Properties or any of the La Quinta Subsidiaries or their properties or assets or any director, officer or employee of the Company, Properties or any of the La Quinta Subsidiaries in his or her capacity as such or other person, in each case, for whom the Company, Properties or any of the La Quinta Subsidiaries may be liable, and (b) none of the Company, Properties or any La Quinta Subsidiary is subject to any outstanding Order which, in the case of (a) or (b), would have a Company Material Adverse Effect. No claims for indemnification have been made by any current or former director or officer pursuant to

Organizational Documents or any Contract between the Company, Properties or any La Quinta Subsidiary and any current or former director or officer since January 1, 2002 and other than pursuant to Organizational Documents or as set forth in Section 5.8 of the La Quinta Entities Disclosure Schedule, no Contract between the Company, Properties or any La Quinta Subsidiary and any current or former director or officer exists that was entered into since January 1, 1999 that provides for indemnification.
     5.9 Absence of Certain Changes. Except as disclosed in the La Quinta SEC Reports filed at least two Business Days prior to the date of this Agreement, since September 30, 2005, there has not been any event, circumstance, change, development or effect that had or would reasonably be expected to have, a Company Material Adverse Effect. Except as disclosed in the La Quinta SEC Reports filed at least two Business Days prior to the date of this Agreement or set forth in Section 5.9 of the La Quinta Entities Disclosure Schedule, since September 30, 2005 through the date hereof, the Company, Properties and the La Quinta Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice and there has not been:
          (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, Properties or any La Quinta Subsidiary, except for (i) dividends or distributions, declared, set aside or paid by Properties to the Company or any La Quinta Subsidiary to the Company, Properties or any La Quinta Subsidiary that is, directly or indirectly, wholly owned by the Company and (ii) distributions payable to holders of Series A Preferred Stock to the extent required by the terms of such stock;
          (b) any material commitment, contractual obligation (including, without limitation, any management or franchise agreement, any lease (capital or otherwise) or any letter of intent), borrowing, Liability, guaranty, capital expenditure or transaction that would be required to be disclosed in any La Quinta SEC Report (each, a “Commitment”) entered into by the Company, Properties or any of the La Quinta Subsidiaries outside the ordinary course of business except for Commitments for expenses of attorneys, accountants and investment bankers incurred in connection with the Mergers;
          (c) any material change in the Company’s, Properties’ or the La Quinta Subsidiaries’ accounting principles, practices or methods, except insofar as may have been required by a change in GAAP;
          (d) any amendment to the Company Certificate of Incorporation or the Properties Certificate of Incorporation or other Organizational Documents;
          (e) any increase in the compensation payable or to become payable or the benefits provided to their directors, officers or employees, except for increases in the ordinary course of business and in a manner consistent with past practice, or grant of any severance or termination pay to, or any employment, bonus, change of control or severance agreement entered into by the La Quinta Entities or any La Quinta Subsidiary with any director or officer or, except in the ordinary course of business in a manner consistent with past practice, any other employee of the La Quinta Entities or any La Quinta Subsidiary;

          (f) any damage, destruction or loss (whether or not covered by insurance), other than in the ordinary course of business, that has had a Company Material Adverse Effect;
          (g) any acquisitions or dispositions of real property;
          (h) any material tax election made or settlement or compromise of any material United States federal, state or local income tax liability;
          (i) reclassified, combined, split, subdivided or redeemed, or purchased or otherwise acquired, directly or indirectly, any of its capital stock except pursuant to cashless exercise of Options; or
          (j) any announcement of an intention to, or entry by the La Quinta Entities or any La Quinta Subsidiary into, any binding agreement, or other commitment to do any of the foregoing.
     5.10 Taxes.
          (a) Except as set forth in Section 5.10(a) of the La Quinta Entities Disclosure Schedule, each of the Company, Properties and the La Quinta Subsidiaries (i) has timely filed (or had timely filed on their behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity) and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects and (ii) has timely paid (or had timely paid on their behalf), or will timely pay, all material Taxes required to be paid by it, except to the extent that any such Taxes are being contested in good faith and for which adequate reserves have been established on the applicable La Quinta Entity or La Quinta Subsidiary’s books and records in accordance with GAAP. Except as set forth in Section 5.10(a) of the La Quinta Entities Disclosure Schedule, the most recent audited financial statements contained in the La Quinta Entities’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004 reflect an adequate reserve for all Taxes payable by the Company, Properties and the La Quinta Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns and such Taxes payable do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company, Properties and the La Quinta Subsidiaries in filing their Tax Returns. Except as set forth in Section 5.10(a) of the La Quinta Entities Disclosure Schedule, no deficiencies for any material Taxes have been proposed, asserted or assessed against the Company, Properties or any of the La Quinta Subsidiaries that remain outstanding as of the date of this Agreement, and no extensions or waivers of the time to assess any such material Taxes are currently in effect or have been requested. Except as set forth in Section 5.10(a) of the La Quinta Entities Disclosure Schedule, there are no material audits, examinations or other proceedings related to any material Taxes of the La Quinta Entities or any La Quinta Subsidiary in progress, and, to the knowledge of the La Quinta Entities, no La Quinta Entity or La Quinta Subsidiary has received any written notice from any taxing authority that it intends to conduct such an audit, examination or other proceeding in respect of any material Taxes. The La Quinta Entities and the La Quinta Subsidiaries have complied in all material respects with all applicable Law, rules and regulations relating to the withholding of Taxes and have duly and timely withheld and paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid on or prior to the due date thereof. No claim is pending by a taxing authority in a jurisdiction where the La Quinta Entities or the La Quinta Subsidiaries do not file Tax Returns that such entity is or may be subject to a material amount of tax by that jurisdiction. There are no material Tax liens on any assets of the Company, Properties or any of the La Quinta Subsidiaries (other than any liens for Taxes not yet due and payable for which adequate reserves have been made in accordance with GAAP or for Taxes being contested in good faith or statutory liens for unpaid property Taxes not yet due and payable). Except as set forth in Section 5.10(a) of the La Quinta Entities Disclosure Schedule, neither the Company, Properties nor any La Quinta Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns in the ordinary course). Except as set forth in Section 5.10(a) of the La Quinta Entities Disclosure Schedule, neither the Company, Properties nor any La Quinta Subsidiaries has made or is obligated to make any payment that would not be deductible pursuant to Section 162(m) of the Code. There are no pending or, to the knowledge of the La Quinta Entities, potential claims for indemnity (other than customary indemnity under credit or any other agreements or arrangements) against the Company, Properties or any La Quinta Subsidiary (other than against each other) under any indemnification, allocation or sharing arrangement with respect to Taxes. Neither the Company, Properties nor any La Quinta Subsidiary is, or has been, a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) or Treasury Regulations Section 1.6011-4(b). Except as set forth in Section 5.10(a) of the La Quinta Entities Disclosure Schedule, neither the Company, Properties nor any La Quinta Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income as a result of any (1) adjustment pursuant to Section 481 of the Code, the regulations thereunder or any similar provision of state, local or foreign Law, (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (3) installment sale or open transaction disposition made on or prior to the Closing, or (4) prepaid amount not received on or prior to the Closing. Neither the Company, Properties nor any La Quinta Subsidiary has made an election under Section 341(f) of the Code.
          (b) Properties (i) for all taxable years commencing with January 1, 1997 through December 31, 2004 has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years and (ii) has operated since December 31, 2004 to the date hereof and intends to continue to operate until the Closing Date, in such a manner as to permit it to continue to qualify as a REIT. Since the most recently audited financial statement contained in the La Quinta Entities’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the Company, Properties and the La Quinta Subsidiaries have incurred no Liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code, including without limitation any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither the Company, Properties nor any La Quinta Subsidiary has incurred any material Liability for Taxes other than in the ordinary course of business. Except as set forth on Schedule 5.10(b) of the La Quinta Entities Disclosure Schedule, none of Properties or any Subsidiary of Properties hold any assets the disposition of which, pursuant to Treasury Regulations Section 1.337(d)-7, would be subject to a material amount of tax under the rules of Section 1374 of the Code.

          (c) The merger and transactions contemplated under the Agreement and Plan of Merger by and among the Company, LQP Acquisition Corp. and Properties dated as of October 17, 2001 were treated as an exchange that qualified as a recapitalization under Section 368(a)(1)(E) of the Code and as a contribution qualifying as a transaction under Section 351 of the Code.
          (d) For the taxable years beginning on or after January 1, 1997, the Company has not been subject to taxation as a REIT within the meaning of Section 856 of the Code and has not elected to be treated as a REIT.
     5.11 Real and Personal Properties.
          (a) Section 5.11(a) of the La Quinta Entities Disclosure Schedule lists each parcel of real property currently owned by the Company, Properties or any La Quinta Subsidiary, and sets forth the Company, Properties or the applicable La Quinta Subsidiary owning such property (collectively, the “Owned Real Properties” and together with the Leased Properties (defined below), the “La Quinta Properties” and each individually, a “La Quinta Property”). Except as set forth in Section 5.11(a) of the La Quinta Entities Disclosure Schedule, the Company, Properties or the applicable La Quinta Subsidiary set forth in Section 5.11(a) of the La Quinta Entities Disclosure Schedule owns fee simple title to the Owned Real Properties, free and clear of liens, mortgages or deeds of trust, pledges, options, rights of first refusal or offer, conditional or installment sales contracts, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”), other than (i) Encumbrances for real estate taxes and assessments not yet due and payable, (ii) inchoate mechanics’ and materialmen’s liens for construction in progress, and (iii) to the extent such Encumbrances would not reasonably be expected to have a Company Material Adverse Effect, (A) workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the ordinary course of business of the La Quinta Entities or any of the La Quinta Subsidiaries consistent with past practice, (B) all matters of record and other Encumbrances which are disclosed in the title policies made available to Parent, and (C) all Encumbrances and other imperfections of title that are typical for the applicable property type and locality or which would not reasonably be expected to materially interfere with the conduct of the business of the La Quinta Entities (collectively, “Permitted Encumbrances”). Except as set forth in Section 5.11(a) of the La Quinta Entities Disclosure Schedule, no La Quinta Property is subject to any Order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the La Quinta Entities, has any such condemnation, expropriation or taking been proposed. None of the Company, Properties or any La Quinta Subsidiary has violated any material covenants, conditions or restrictions of record affecting any La Quinta Properties which violation would have a Company Material Adverse Effect.
          (b) Section 5.11(b) of the La Quinta Entities Disclosure Schedule lists each parcel of real property currently leased or subleased by the Company, Properties or any La Quinta Subsidiary from a third party (except for billboard leases entered into in the ordinary course of business) (“Leased Properties”) and sets forth the Company, Properties or the La Quinta Subsidiary holding such leasehold interest, the date of the lease and each material amendment, guaranty of an obligation of an entity other than a La Quinta Entity or a La Quinta Subsidiary or other agreement relating thereto (the “Lease Documents”). The Company,

Properties or the applicable La Quinta Subsidiary holds a valid leasehold interest in the Leased Properties, free and clear of all Encumbrances other than Permitted Encumbrances. True, correct and complete copies of all Lease Documents have been made available to Parent. Each of the Lease Documents is valid, binding and in full force and effect as against the Company, Properties or the La Quinta Subsidiaries and, to the knowledge of the La Quinta Entities, as against the other party thereto.
          (c) None of the Company, Properties or any La Quinta Subsidiary is a party to any management, franchise, license or other agreement providing for the management of operations conducted at any La Quinta Property by any party other than the Company, Properties or any La Quinta Subsidiary, other than as disclosed in Section 5.11(c) of the La Quinta Entities Disclosure Schedule. True, correct and complete copies of each such agreement have been made available to Parent. Each such agreement is valid, binding and in full force and effect as against the Company, Properties or the La Quinta Subsidiaries and, to the knowledge of the La Quinta Entities, as against the other party thereto.
          (d) Section 5.11(d) of the La Quinta Entities Disclosure Schedule lists each management agreement pursuant to which the Company, Properties or any La Quinta Subsidiary manages or operates any real property on behalf of any party other than the Company, Properties or any La Quinta Subsidiary, and describes the property that is subject to such management agreement, the Company, Properties or the La Quinta Subsidiary that is a party, the date of such management agreement and each material amendment, guaranty of an obligation of an entity other than a La Quinta Entity or a La Quinta Subsidiary or other agreement relating thereto (“Management Agreement Documents”). True, correct and complete copies of all Management Agreement Documents have been made available to Parent. Each of the Management Agreement Documents is valid, binding and in full force and effect as against the Company, Properties or the La Quinta Subsidiaries and, to the knowledge of the La Quinta Entities, as against the other party thereto.
          (e) Section 5.11(e) of the La Quinta Entities Disclosure Schedule lists each franchise agreement pursuant to which the Company, Properties or any La Quinta Subsidiary, as franchisor, grants any rights to any party other than the Company, Properties or any La Quinta Subsidiary, to operate any property under the La Quinta Marks, and describes the property that is subject to such franchise agreement, the Company, Properties or the La Quinta Subsidiary that is a subject to such franchise agreement and the La Quinta Entities have made available to Parent each material amendment, guaranty of an obligation of an entity other than a La Quinta Entity or a La Quinta Subsidiary or other instruments binding on the Company, Properties or any La Quinta Subsidiary and relating thereto (the “Franchise Agreement Documents”). True, correct and complete copies of all Franchise Agreement Documents have been made available to Parent. Each of the Franchise Agreement Documents is valid, binding and in full force and effect as against the Company, Properties or the La Quinta Subsidiaries and, to the knowledge of the La Quinta Entities, as against the other party thereto.
          (f) Except as set forth in Section 5.11(f) of the La Quinta Entities Disclosure Schedule, there are no new La Quinta Properties under construction nor are any La Quinta Properties undergoing expansion construction to add additional guest rooms, as of the date hereof.

          (g) Section 5.11(g) of the La Quinta Entities Disclosure lists each borrower (or, in the case of a franchise loan or incentive, the location of the franchise), amount and date of loan with respect to any loans made by the Company, Properties or any La Quinta Entity to any person (other than the Company, Properties or any La Quinta Subsidiary). Except as set forth in Section 5.11(g) of the La Quinta Entities Disclosure Schedule, none of the Company, Properties or any La Quinta Subsidiary has (i) delivered any written notice of material default under the loan documents governing any such loan that has not been cured, or (ii) executed any written waiver of any material rights of the Company, Properties or any La Quinta Subsidiary under the loan documents governing any such loan, which waiver remains in effect as of the date hereof.
          (h) Except as set forth in Section 5.11(h) of the La Quinta Entities Disclosure Schedule, the Company, Properties and the La Quinta Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all personal property and other non-real estate assets necessary to conduct the business of the La Quinta Entities as currently conducted, taken as a whole. To the knowledge of the La Quinta Entities and except as set forth in Section 5.11(h) of the La Quinta Entities Disclosure Schedule, all such assets owned by the Company, Properties and the La Quinta Subsidiaries are free and clear of all Encumbrances, except for (i) Encumbrances reflected in the Company’s balance sheet at September 30, 2005 as reflected in the Company SEC Reports, (ii) Encumbrances which are not, individually or in the aggregate, material in character, amount or extent and which do not materially detract from the value or materially interfere with the present use of the assets subject thereto or affected thereby, and (iii) Encumbrances for current Taxes not yet due and payable.
          (i) Section 5.11(i) of the La Quinta Entities Disclosure Schedule lists each parcel of real property or leasehold interest in any ground lease conveyed, transferred, assigned or otherwise disposed of by the Company, Properties or any La Quinta Subsidiary since January 1, 2003.
          (j) To the knowledge of the La Quinta Entities, there are no latent defects affecting any La Quinta Property or the improvements thereon, other than those that would not have a Company Material Adverse Effect.
     5.12 Intellectual Property. Except as would not have a Company Material Adverse Effect: (i) the Company, Properties or the La Quinta Subsidiaries own or are licensed to use, or otherwise have the right to use, all items of Intellectual Property used in the business of the Company, Properties and the La Quinta Subsidiaries as currently conducted, taken as a whole; (ii) to the knowledge of the La Quinta Entities, the Company, Properties or the La Quinta Subsidiaries own the entire right, title and interest in and to each item of Intellectual Property purported to be owned by the Company, Properties or any of the La Quinta Subsidiaries (the “Owned Intellectual Property”) and none of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part and, the Owned Intellectual Property is valid and enforceable; (iii) the Company, Properties or the La Quinta Subsidiaries own the entire right, title and interest in and to each of the La Quinta Marks, and none of La Quinta Marks has been adjudged invalid or unenforceable in whole or in part and, the La Quinta Marks are valid and enforceable; (iv) to the knowledge of the La Quinta Entities, each license of Intellectual Property licensed by or to the Company, Properties or any of the La Quinta Subsidiaries (the “Licensed Intellectual Property”) is valid and enforceable, is binding on all parties to such license, is in full force and effect and no party to any license of the Licensed Intellectual Property is in breach thereof or default thereunder; (v) to the knowledge of the La Quinta Entities, the conduct of the business of the Company, Properties and the La Quinta Subsidiaries, as currently conducted, does not infringe upon or misappropriate the Intellectual Property rights of any third party; (vi) as of the date of this Agreement, except as disclosed in the La Quinta Entities SEC Reports or Section 5.12 of the La Quinta Entities Disclosure Schedule, there are no claims pending or, to the knowledge of the La Quinta Entities, threatened, that the Company, Properties or any La Quinta Subsidiary is infringing, misappropriating or otherwise in violation of any Intellectual Property right of any third party which, individually or in the aggregate, would have a Company Material Adverse Effect, and, to the knowledge of the La Quinta Entities, no third party is infringing, misappropriating or otherwise in violation of any Intellectual Property rights of the Company, Properties or any La Quinta Subsidiary which, individually or in the aggregate, would have a Company Material Adverse Effect; and (vii) the Company, Properties and the La Quinta Subsidiaries have taken reasonable actions to protect, preserve and maintain the confidentiality and value of any material trade secrets, know how or other confidential information contained in the Owned Intellectual Property or the Licensed Intellectual Property.
     5.13 Environmental Matters. Except as disclosed in Section 5.13 of the La Quinta Entities Disclosure Schedule or would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) the La Quinta Entities and the La Quinta Subsidiaries are, and at all prior times have been, in compliance with all applicable Environmental Laws, (b) there is no Legal Action pending, or to the knowledge of the La Quinta Entities threatened, against the Company, Properties or any La Quinta Subsidiary under any Environmental Law, (c) none of the Company, Properties or any La Quinta Subsidiary has received any written notice that it is in violation of any Environmental Law or that it is potentially responsible under any Environmental Law for costs, including without limitation, costs of response or removal or for damages to natural resources, at any location, (d) none of the Company, Properties or any La Quinta Subsidiary has Released, transported or disposed of, or allowed or arranged for any third party to Release, transport or dispose of, any Hazardous Materials at any location included on the National Priorities List, as defined under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any location proposed for inclusion on that list or at any location on any analogous state list, or otherwise at any location as could reasonably be expected to result in Liability under any Environmental Law, (e) there has been no Release or threatened Release at, from, to, about or on the real property or facilities currently or formerly owned, operated or leased by the Company, Properties or any La Quinta Subsidiary of Hazardous Materials in a quantity or concentration that violated, requires reporting or requires a response action under any Environmental Law, and Hazardous Materials are not otherwise present at any such location, in a condition or manner that could be reasonably expected to result in an order to perform a response action or in liability under any Environmental Law, (f) to the knowledge of the La Quinta Entities, there is no hazardous waste treatment, storage or disposal facility, landfill, surface impoundment or underground injection well located at any of the real property or facilities owned, operated or leased by the Company, Properties or any La Quinta Subsidiary, and (g) none of the Company, Properties or any La Quinta Subsidiary has assumed, contractually or by operation of law, any Liabilities under any Environmental Laws, and (h) none of the lawful execution of this Agreement, the lawful consummation of the transactions contemplated hereunder and the continuation of the operations of the La Quinta Entities and the La Quinta Subsidiaries after the Closing in material compliance with all applicable Environmental Laws require any consent of, or notice to, any third person pursuant to any Environmental Law.

     5.14 Employee Benefit Plans. Notwithstanding anything to the contrary in this Article V, this Section 5.14 shall constitute the sole representation and warranty of the La Quinta Entities with respect to employee benefits and employment matters, and the representations and warranties contained in sections of Article V other than this Section 5.14 shall be deemed to exclude any representation or warranty insofar as it relates to any employee benefits or employment matters.
          (a) Section 5.14(a) of the La Quinta Entities Disclosure Schedule sets forth a list of every employee benefit plan, within the meaning of ERISA Section 3(3) and any bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plan, program or arrangement, and any employment, termination, severance agreement or arrangement to which the La Quinta Entities or any ERISA Affiliate is a party, with respect to which any of the La Quinta Entities or any ERISA Affiliate has any obligation, or which are maintained, contributed to or sponsored, by the La Quinta Entities or any ERISA Affiliate (“Employee Programs”) that is material. Each Employee Program which is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder.
          (b) With respect to each Employee Program, the La Quinta Entities have provided, or made available, to Parent (if applicable to such Employee Program): (i) all documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, trust agreements); (ii) to the extent applicable, the most recent IRS determination or opinion letter with respect to such Employee Program under Code Section 401(a); (iii) the most recently filed IRS Form 5500; (iv) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; and (v) any insurance policy related to such Employee Program; and (vi) the most recent actuarial report and financial statements.
          (c) Except as set forth in Schedule 5.14(c)(i) of the La Quinta Entities Disclosure Schedule, each Employee Program has been administered in all material respects in accordance with its terms and the requirements of applicable Law, including, without limitation, ERISA and the Code, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth in Section 5.14(c)(ii) of the La Quinta Entities Disclosure Schedule, none of the La Quinta Entities or any ERISA Affiliate has now or at any time during the five years preceding the date hereof contributed to, sponsored, or maintained (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA; (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA); or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which any of the La Quinta Entities or any ERISA Affiliate could incur Liability under Section 4063 or 4064 of ERISA.
          (d) Except as set forth in Section 5.14(d)(i) of the La Quinta Entities Disclosure Schedule, no Employee Program exists that could result in the payment to any present or former employee, director or consultant of any of the La Quinta Entities or any ERISA Affiliate as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event). Except as set forth in Section 5.14(d)(ii) of the La Quinta Entities Disclosure Schedule, to the best knowledge of the La Quinta

Entities, no current or former employee of any of the La Quinta Entities or any ERISA Affiliate has any rights under any Contract or Employee Plan that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code. The La Quinta Entities hereby represent and warrant that the base amounts (as such term is defined in Section 280G of the Code) for calendar years 2001, 2002, 2003 and 2004, as set forth in Section 5.14(d)(ii) of the La Quinta Entities Disclosure Schedule, are true and correct in all material respects.
          (e) Each Employee Program that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS covering all of the provisions applicable to the Employee Program for which determination letters are currently available that the Employee Program is so qualified and each trust established in connection with any Employee Program which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no circumstance exists that could reasonably be expected to result in the revocation of such letter.
          (f) With respect to any Employee Program, (i) no actions, claims, proceedings or other similar actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the La Quinta Entities, threatened, that would reasonably be expected to have a Company Material Adverse Effect, (ii) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Entity is pending, in progress or, to the knowledge of the La Quinta Entities, threatened.
          (g) For purposes of this Section 5.14 an entity is an “ERISA Affiliate” of the La Quinta Entities if it would have ever been considered a single employer with the Company or Properties under ERISA Section 4001(b) or part of the same “controlled group” as the Company or Properties for purposes of ERISA Section 302(d)(8)(C).
     5.15 Labor Matters. None of the Company, Properties or any La Quinta Subsidiary is a party to, or bound by, any collective bargaining agreement, Contract or understanding with a labor union or labor union organization. There are no pending or, to the knowledge of the La Quinta Entities, threatened unfair labor practice charges, except which would not be material to the La Quinta Entities. To the knowledge of the La Quinta Entities, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company, Properties or any of the La Quinta Subsidiaries, nor, to the knowledge of the La Quinta Entities, except as set forth in Section 5.15 of the La Quinta Entities Disclosure Schedule, have there been any such organizing activities within the past three years. There are no labor strikes, slowdowns, work stoppages, lockouts or other labor controversies in effect, nor, to the knowledge of the La Quinta Entities, are any such controversies threatened. The La Quinta Entities and the La Quinta Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, worker compensation, pay equity and payment of withholding and/or social security taxes, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and similar state and local Laws. None of the La Quinta Entities or La Quinta Subsidiaries has incurred any Liability under WARN or any similar state or local Law within the last six months which remains unsatisfied.
     5.16 No Brokers. None of the Company, Properties or any of the La Quinta Subsidiaries has entered into any Contract, arrangement or understanding with any person or firm which may result in the obligation of such entity or Parent, Company MergerCo or Properties MergerCo to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Mergers, except that the La Quinta Entities have retained Morgan Stanley & Co. Incorporated, as its financial advisor, in connection with the Mergers. The fee that will be payable to Morgan Stanley & Co. Incorporated in connection with the Mergers is set forth in Section 5.16 of the La Quinta Entities Disclosure Schedule.
     5.17 Opinion of Financial Advisor. The Company and Properties have received the written opinion of Morgan Stanley & Co. Incorporated to the effect that, as of the date of the opinion, the Merger Consideration is fair to the holders of Paired Common Shares from a financial point of view. The Company and Properties have made available to Parent an executed copy of such opinion. The Company and Properties have obtained the authorization of the Company Financial Advisor to include a copy of such opinion in the Proxy Statement.
     5.18 Board Approval; Vote Required; Takeover Statutes.
          (a) Each of the Company Board and the Properties Board, by resolutions duly adopted unanimously at a meeting duly called and held, has duly (i) determined that this Agreement, the respective Merger and the other transactions contemplated hereby are advisable, fair to and in the best interest of the Company and Properties, respectively, and the stockholders of the Company and Properties, (ii) approved this Agreement, the respective Merger and the other transactions contemplated by this Agreement and declared their advisability and (iii) recommended that the stockholders of the Company and Properties adopt this Agreement and directed that this Agreement be submitted for consideration by the Company’s and Properties’ stockholders at the Special Meetings (with respect to the actions of the Company Board referred to in clauses (i), (ii) and (iii) above, the “Company Board Recommendation”, and with respect to the actions of the Properties Board referred to in clauses (i), (ii) and (iii) above, the “Properties Board Recommendation”, and together with the Company Board Recommendation, the “Board Recommendations”) and (iv) taken all requisite action so that the execution and delivery of this Agreement by the parties hereto will not result in Parent, Company MergerCo or Properties MergerCo being subject to the “ownership limit” or “look through ownership limit” for purposes of Article Thirteenth of the Company Certificate of Incorporation or the Properties Certificate of Incorporation or otherwise subject any of them to the restrictions contained therein. Assuming the accuracy of the representation contained in Section 4.9, the approval of this Agreement, the Mergers and the other transactions contemplated by this Agreement by the Company Board and the Properties Board constitutes approval of this Agreement, the Mergers and the other transactions contemplated hereby for purposes of (x) Section 203 of the DGCL and (y) Article Ninth of each of the Company Certificate of Incorporation and the Properties Certificate of Incorporation, and represents the only action necessary to ensure that the restrictions on “business combinations” set forth in Section 203 of the DGCL and Article Ninth of each of the Company Certificate of Incorporation and the Properties Certificate of Incorporation do not and

will not apply to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.
          (b) The affirmative vote of (i) the holders of a majority in voting power of shares of outstanding Company Common Stock (the “Requisite Company Vote”) and (ii) the holders of a majority in voting power of shares of outstanding Properties Class A Common Stock (the “Requisite Properties Vote” and, together with the Requisite Company Vote, the “Requisite Vote”) are the only votes of the holders of any class or series of capital stock of the La Quinta Entities or La Quinta Subsidiaries necessary to adopt or approve this Agreement, the Mergers and the other transactions contemplated by this Agreement.
     5.19 Material Contracts.
          (a) Section 5.19(a) of the La Quinta Entities Disclosure Schedule contains a list of the following Contracts to which the Company, Properties or any La Quinta Subsidiary is a party or by which the Company, Properties or any La Quinta Subsidiary or any of their respective properties or assets are bound or affected as of the date hereof:
     (i) except for Lease Documents disclosed pursuant to Section 5.11(b) hereto, any lease (other than solely among any La Quinta Entity or La Quinta Subsidiary) of real or personal property providing for annual rentals of $100,000 or more;
     (ii) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that is not terminable without material penalty on 90 days notice by the Company, Properties or the La Quinta Subsidiaries and that requires or is reasonably likely to require either (A) annual payments by the Company, Properties and the La Quinta Subsidiaries of $500,000 or more, or (B) aggregate payments by the Company, Properties and the La Quinta Subsidiaries of $5,000,000 or more;
     (iii) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement (other than solely among any La Quinta Entity or La Quinta Subsidiary) relating to the formation, creation, operation, management or control of any partnership or joint venture;
     (iv) any Contract (other than solely among any La Quinta Entity or La Quinta Subsidiary) under which Indebtedness is outstanding or may be incurred or pursuant to which the Company, Properties or any La Quinta Subsidiary property or asset is mortgaged, pledged or otherwise subject to an Encumbrance, or any Contract restricting the incurrence of Indebtedness or the incurrence of Encumbrances or restricting the payment of dividends or the transfer of any La Quinta Property (except, with respect to the transfer of Leased Properties, restrictions contained in the Lease Documents). “Indebtedness” means (A) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured, (B) obligations under conditional sale or other title retention Contracts relating to purchased property, (C) capitalized lease obligations, (D) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), and (E) guarantees of any of the foregoing of any other person; and, for the avoidance of doubt, “Indebtedness” shall include letters of credit;
     (v) any Contract required to be filed as an exhibit to the La Quinta Entities’ Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act which has not yet been filed with the SEC;
     (vi) any Contract that purports to limit in any material respect the right of the Company, Properties or the La Quinta Subsidiaries (A) to engage in any line of business, or (B) to compete with any person or operate in any location;
     (vii) any Contract providing for the sale or exchange of, or option to sell or exchange, any La Quinta Property, or for the purchase or exchange of, or option to purchase or exchange, any real estate;
     (viii) any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than Contracts referenced in clause (vii) of this Section 5.19(a)) or capital stock or other equity interests of another person for aggregate consideration in excess of $500,000, in each case other than in the ordinary course of business and in a manner consistent with past practice;
     (ix) other than Contracts for ordinary repair and maintenance, any Contract relating to the development or construction of, or additions or expansions to, the La Quinta Properties, under which the Company, Properties or any of the La Quinta Subsidiaries has, or expects to incur, an obligation in excess of $1,000,000 in the aggregate;
     (x) any advertising or other promotional Contract providing for payment by the Company, Properties or any La Quinta Subsidiary of $500,000 or more;
     (xi) except as disclosed pursuant to Section 5.11(d), any Contract pursuant to which the Company, Properties or any of the La Quinta Subsidiaries manages any real property;
     (xii) any Contract pursuant to which the Company, Properties or any of the La Quinta Subsidiaries has continuing indemnification obligations (other than Contracts entered into in the ordinary course of business) or potential Liability under any purchase price adjustment that, in each case, could reasonably be expected to result in future payments of more than $1,000,000 or any Contract (a “Settlement Agreement”) relating to the settlement or proposed settlement of any Legal Action, which involves the issuance of equity securities or the payment of an amount, in any such case, having a value of more than $1,000,000;
     (xiii) other than intercompany agreements and Franchise Agreement Documents, any license, royalty or other Contract concerning Intellectual

Property which is material to the La Quinta Entities, Company, Properties or any La Quinta Subsidiary; and
     (xiv) any Contract (other than Contracts referenced in clauses (i) through (xiii) of this Section 5.19(a)) which by its terms calls for payments by the Company, Properties and the La Quinta Subsidiaries in excess of $5,000,000 (the Contracts described in clauses (i) through (xiv) and those required to be identified in Section 5.11(b), 5.11(d), 5.11(e), 5.14(a), 5.15, 5.19(c) and 5.20 of the La Quinta Entities Disclosure Schedule, in each case together with all exhibits and schedules thereto being, the “Material Contracts”).
          (b) Except as set forth in Section 5.19(b) of the La Quinta Entities Disclosure Schedule or except as would not have a Company Material Adverse Effect, (i) none of the Company, Properties or any La Quinta Subsidiary is and, to the knowledge of the La Quinta Entities, no other party is in breach or violation of, or default under, any Material Contract, (ii) none of the Company, Properties or any of the La Quinta Subsidiaries has received any claim of default under any such agreement that remains uncured, and (iii) to the knowledge of the La Quinta Entities, no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Except as would not have a Company Material Adverse Effect, each Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect. The La Quinta Entities have made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.
          (c) Except as disclosed in Section 5.19(c) of the La Quinta Entities Disclosure Schedule, and except for contracts or transactions solely among the Company, Properties and any La Quinta Subsidiary, there are no Contracts or transactions between the Company, Properties or any La Quinta Subsidiary, on the one hand, and any (i) officer or director of the Company, Properties or any La Quinta Subsidiary, (ii) record or beneficial owner of five percent or more of the voting securities of the Company or Properties, or (iii) associate (as defined in Rule 12b-2 under the Exchange Act) or affiliate of any such officer, director or record or beneficial owner, on the other hand, except those of a type available to employees generally. Except as set forth in Section 5.19(c) of the La Quinta Entities Disclosure Schedule, there are no outstanding loans made by the La Quinta Entities or any of the La Quinta Subsidiaries to any executive officer (within the meaning of Rule 3b-7 under the Exchange Act) or director of the La Quinta Entities. Since the enactment of the Sarbanes-Oxley Act of 2002, neither the La Quinta Entities nor any of the La Quinta Subsidiaries has made any loans to any such executive officers or directors. Except as set forth on Section 5.19(c) of the La Quinta Entities Disclosure Schedule or as disclosed in the La Quinta SEC Reports filed at least two Business Days prior to the date of this Agreement, between the date of the La Quinta Entities’ last annual meeting proxy statement filed with the SEC and the date of this Agreement, no event has occurred that would be required to be reported by the La Quinta Entities pursuant to Item 404 of Regulation S-K promulgated by the SEC.
     5.20 Insurance. The La Quinta Entities maintain insurance coverage with reputable insurers, or maintain self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the La Quinta Entities (taking into account the cost and availability of such insurance) and set forth in Section 5.20 of the La Quinta Entities Disclosure Schedule is a complete and correct list of all such insurance policies. Except as set forth in Section 5.20 of the La Quinta Entities Disclosure Schedule, there is no claim by the La Quinta Entities or any La Quinta Subsidiary pending under any such policies which (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course consistent with past practice or (b) would have a Company Material Adverse Effect. Except as set forth in Section 5.20 of the La Quinta Entities Disclosure Schedule, all such insurance policies are legal, valid, binding, enforceable and in full force and effect, all premiums due and payable thereon have been paid, and no written notice of cancellation or termination has been received by the La Quinta Entities with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. With respect to each such insurance policy, except as would not have a Company Material Adverse Effect or as set forth in Section 5.20 of the La Quinta Entities Disclosure Schedule: (a) none of the Company, Properties or any of the La Quinta Subsidiaries is in breach or default, and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (b) to the knowledge of the La Quinta Entities, as of the date hereof, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (c) each policy is sufficient for compliance with all requirements of Law and the express requirements of all Contracts to which the Company, Properties or any of the La Quinta Subsidiaries are parties or otherwise bound. Except as set forth in Section 5.20 of the La Quinta Entities Disclosure Schedule, such policies will not terminate as a result of the consummation of the transactions contemplated by this Agreement.
     5.21 No Other Representations or Warranties. Except for the representations and warranties made by the La Quinta Entities in this Agreement, the La Quinta Entities make no representations or warranties, and the La Quinta Entities hereby disclaim any other representations or warranties, with respect to the Company, Properties, the La Quinta Subsidiaries, or its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the La Quinta Entities, notwithstanding the delivery or disclosure to Parent or its affiliates or Representatives of any documentation or other information with respect to any one or more of the foregoing.
     5.22 Definition of the La Quinta Entities’ Knowledge. As used in this Agreement, the phrase “to the knowledge of the La Quinta Entities” or any similar phrase means the actual (and not the constructive or imputed) knowledge, after reasonable inquiry, of those individuals identified in Section 5.22 of the La Quinta Entities Disclosure Schedule.
ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGERS
     6.1 Conduct of Business by the La Quinta Entities. Except as set forth in Section 6.1 of the La Quinta Entities Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, except as otherwise contemplated by this Agreement, each of the La Quinta Entities shall use reasonable best efforts to, and shall cause each of the La Quinta Subsidiaries to use reasonable best efforts to, (i) carry on their respective businesses in the usual, regular and ordinary course, consistent with past practice and conduct their businesses in accordance with applicable Law, and (ii) maintain and preserve intact their present business organizations, preserve their assets and properties in good repair and condition, retain the services of their present advisors, managers, officers and employees and preserve their goodwill and relationships with customers, suppliers, licensors and others having business dealings with them and continue existing Contracts as in effect on the date hereof. Without limiting the generality of the foregoing, none of the Company, Properties or any of the La Quinta Subsidiaries will (except as expressly permitted by this Agreement or as contemplated by the transactions contemplated hereby, as set forth in Section 6.1 of the La Quinta Entities Disclosure Schedule, or to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed unless such consent may be withheld in Parent’s sole discretion as and to the extent expressly noted below):
          (a) split, combine, reclassify, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any shares of capital stock of the La Quinta Entities or the La Quinta Subsidiaries, or declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of capital stock of the Company, Properties or any La Quinta Subsidiary or adopt a “poison pill” or similar stockholder rights plan, except for (i) dividends or distributions, declared, set aside or paid by Properties to the Company or any La Quinta Subsidiary to the Company, Properties or any La Quinta Subsidiary that is, directly or indirectly, wholly owned by the Company, (ii) distributions payable to holders of Series A Preferred Stock pursuant to the terms thereof and (iii) the minimum distributions estimated in good faith by Properties to be required in order to permit Properties to continue to qualify as a REIT under the Code or to avoid paying any income or excise taxes otherwise payable (provided that, with respect to clause (iii), prior written notice thereof is given to Parent);
          (b) issue, sell, pledge, dispose of, grant, license or otherwise subject to any Encumbrance, or authorize, agree to or commit to any of the foregoing, (whether through the issuance or granting of options, warrants, convertible securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock of any class or any other securities or equity equivalents of any La Quinta Entity or any La Quinta Subsidiary or any options, warrants, convertible securities, or other rights of any kind to acquire any shares of such capital stock, or any ownership interest (including, without limitation, stock appreciation rights, phantom interests or other ownership interests) of the La Quinta Entities of any La Quinta Subsidiary (other than (i) the issuance of Paired Common Shares upon the exercise of Options outstanding on the date of this Agreement and granted under Company Stock Option Plans as in effect on the date hereof in the ordinary course of business and in a manner consistent with past practice and (ii) as payment in lieu of cash director fees to directors of the Company and Properties pursuant to elections under the Company Stock Option Plans made prior to the date hereof);
          (c) (i) except for any La Quinta Property (which is addressed in Section 6.1(c)(ii) below), sell, lease, pledge, grant, license or otherwise subject to any Encumbrance, transfer or dispose of or authorize, agree to or commit to any of the foregoing, with respect to any properties or assets (including the La Quinta Marks) of the La Quinta Entities or the La Quinta Subsidiaries, except (w) the sale of inventory, (x) the disposition of used or excess furniture, fixtures or equipment, (y) the sale or other disposition of assets (other than La Quinta Properties) that are not material in the ordinary course of business and in a manner consistent with past practice or (z) the license in the ordinary course of business of the La Quinta Marks pursuant to Franchise Agreement Documents or Management Agreement Documents and (ii) subject to Parent’s consent in its sole discretion, sell, lease, pledge, grant, or otherwise subject to any Encumbrance, transfer or dispose of or authorize, agree to or commit to any of the foregoing, with respect to any La Quinta Property;
          (d) acquire (by merger, consolidation, acquisition of equity interests or assets, any other business combination) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or any material property (other than real property) or asset other than in the ordinary course consistent with past practice, or, subject to Parent’s consent in its sole discretion, acquire, enter into or extend any option to acquire, or exercise any option to acquire, any real property;
          (e) repurchase, repay or incur any Indebtedness, guarantee, assume, endorse or otherwise become responsible for any Indebtedness or obligations of another person (other than loans to franchisees under Section 6.1(v)), issue or sell any debt securities, make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned La Quinta Subsidiaries), or mortgage, pledge or otherwise encumber any assets, or create or suffer any lien thereupon, except, in each case, for Indebtedness under the Credit Agreement in the ordinary course of business and consistent with past practice;
          (f) pay, discharge, waive, settle or satisfy any material claim, or Liability that is not a Legal Action, other than any payment, discharge or satisfaction in the ordinary course of business consistent with past practice;
          (g) change any of the accounting principles or procedures used by it (except as required by GAAP);
          (h) except as required by Law, (i) establish, adopt, enter into, terminate or amend any Employee Program or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Program if it were in existence as of the date of this Agreement for the benefit of any director, officer or employee except as required by Law; (ii) other than the payment of bonuses payable under the 2005 Bonus Plans pursuant to Section 7.9(b), increase the compensation payable or to become payable or the benefits provided to its current or former directors, officers or employees, except for increases in compensation in the ordinary course of business and in a manner consistent with past practice for non-executive employees; (iii) grant any retention, severance or termination pay to, or enter into any employment, bonus, change of control or severance agreement with, any current or former director, officer or other employee of the La Quinta Entities or of any La Quinta Subsidiary; (iv) loan or advance any money or other property to any current or former director, officer or employee of the La Quinta Entities or the La Quinta Subsidiaries; or (v) grant any equity or equity based awards (provided that equity awards may be transferred in accordance with the terms of the applicable plan document or agreement) except as permitted by Section 6.1(b);
          (i) amend or otherwise change any provision of the Organizational Documents, or waive any ownership limitation contained in such Organizational Documents, except as expressly provided by the terms of this Agreement;

          (j) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization (other than the Mergers or plans of complete or partial liquidation or dissolution of inactive La Quinta Subsidiaries that are not material to any of the La Quinta Entities or the La Quinta Subsidiaries and in the ordinary course of business in a manner consistent with past practice);
          (k) waive, release, assign, settle or compromise any pending or threatened Legal Action other than for any such pending or threatened Legal Actions (i) where the amount paid in settlement or compromise does not exceed $500,000 individually or $2,500,000 in the aggregate; or (ii) that is brought by any current, former or purported holder of any securities of the Company or Properties in its capacity as such and that (A) requires any payment to such security holders by the Company, Properties or any La Quinta Subsidiary or (B) adversely affects in any material respect the ability of the Company, Properties or any La Quinta Subsidiary to conduct their business in a manner consistent with past practice, and the La Quinta Entities shall give Parent the opportunity to participate in the defense or settlement of any such Legal Action referred to in this clause (ii);
          (l) amend any term of any outstanding security of the Company, Properties or any La Quinta Subsidiary;
          (m) except for actions with respect to Lease Documents which shall be subject to Parent’s consent in its sole discretion, (i) amend or modify in any material respect any Contract that would be a Material Contract or transaction that would be required to be set forth in Section 5.19(c) of the La Quinta Entities Disclosure Schedule if in effect on the date of this Agreement other than the terms and conditions of the Stock Option Plans required to effectuate the provisions set forth in Section 2.2(c) and except for extending or renewing on substantially the same terms Material Contracts which by their terms would otherwise expire, provided that such Material Contract shall terminate or be terminable within 90 days without penalty, (ii) terminate, cancel or amend in any material respect any Material Contract except in the ordinary course consistent with past practice; provided, that the foregoing exception in this clause (ii) shall not be applicable to any Management Agreement Document, or (iii) enter into any Contract that would limit or otherwise restrict the La Quinta Entities or any La Quinta Subsidiary or any of their successors, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect;
          (n) authorize, or make any commitment with respect to, any capital expenditure, other than (A) capital expenditures in accordance with Section 6.1 of the La Quinta Entities Disclosure Schedule, and (B) maintenance expenditures at existing La Quinta Properties in the ordinary course of business and consistent with past practice;
          (o) commence construction of, or enter into any Contract to develop or construct, any real estate projects, other than in connection with the continued development of the sites set forth in Section 6.1 of the La Quinta Entities Disclosure Schedule;
          (p) enter into any new line of business;

          (q) change any material method of Tax accounting, make, change or rescind any material Tax election, amend in any material manner any material Tax Return, or settle or compromise any material Tax Liability audit, claim or assessment, enter into any material closing agreement related to Taxes, waive or extend the statute of limitations in respect of any material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), or knowingly surrender any right to claim any material Tax refund, except to the extent that any such action is required by Law or necessary to preserve the status of Properties as a REIT under the Code or any comparable provision of state or local Law;
          (r) other than pursuant to any Contract set forth in Section 6.1 of the La Quinta Entities Disclosure Schedule and for expenditures in the ordinary course of business consistent with past practice including expenditures from the La Quinta Entities’ national advertising fund and in connection with the operation of the Returns® frequent stayer program, make any expenditure or commitment in connection with any media advertising after spring 2006, or adopt, renew, terminate, change, or increase the Liability of the La Quinta Entities or any La Quinta Subsidiary under, any operating standards, loyalty programs or amenity packages relating to their brands;
          (s) fail to maintain in full force and effect the existing insurance policies covering the Company, Properties, the La Quinta Subsidiaries and their respective properties, assets and businesses;
          (t) initiate or consent to any material zoning reclassification of any La Quinta Property or any material change to any approved site plan, special use permit, planned unit development approval or other land use entitlement affecting any La Quinta Property;
          (u) effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 or similar state or local Law;
          (v) enter into any Contract that would be a Material Contract (other than entering into, amending, modifying or terminating Franchise Agreement Documents in the ordinary course of business consistent with past practice and in accordance with the UFOCs that include, with the exception of Affliation Fee reductions in ordinary course, the same fees and other economic terms and conditions as set forth in the UFOCs and the absence of incentive payments or loans exceeding $1,000 per room at each hotel or $1,000,000 in the aggregate if the Closing occurs within 90 days from the date hereof, $1,350,000 in the aggregate if the Closing occurs within 120 days from the date hereof, $1,700,000 if the Closing occurs within 150 days from the date hereof and $2,050,000 if the Closing occurs within 180 days from the date hereof as it relates to such new franchisees) or transaction that would be required to be set forth in Section 5.19(c) of the La Quinta Entities Disclosure Schedule if in effect on the date of this Agreement;
          (w) Subject to Parent’s consent in its reasonable discretion, amend, modify, cancel, terminate or consent to the termination of any of the telecommunications, networking and information technology Contracts set forth on Section 6.1(w) of the La Quinta Entities Disclosure Schedule (except as may be otherwise indicated on such Schedule; and further except, if any such Contract would expire on its terms before the Closing Date, then such Contract may be renewed or extended on substantially similar terms provided that after such extension such contract would be terminable or cancelable within 90 days, without payment of any penalty or fee by the La Quinta Entities or La Quinta Subsidiaries); or
          (x) enter into an agreement or otherwise make a commitment to take any of the foregoing actions.
     6.2 Certain Tax Matters. During the period from the date of this Agreement until the Closing Date:
          (a) Properties will continue to operate in such a manner as to permit it to continue to qualify as a REIT;
          (b) the La Quinta Entities and the La Quinta Subsidiaries will prepare and timely file all material Tax Returns required to be filed by them on or before the Closing Date (giving due regard to any available extensions) (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Law;
          (c) the La Quinta Entities and the La Quinta Subsidiaries will fully and timely pay (giving due regard to any available extensions) all material Taxes due and payable in respect of such Post-Signing Returns that are so filed;
          (d) the La Quinta Entities and the La Quinta Subsidiaries will properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice; and
          (e) the La Quinta Entities and the La Quinta Subsidiaries will terminate all Tax sharing agreements to which the La Quinta Entities or any La Quinta Subsidiary is a party such that there are no further Liabilities thereunder.
     6.3 Conduct of Business by Parent, Company MergerCo and Properties MergerCo Pending the Mergers. Each of Parent, Company MergerCo and Properties MergerCo agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, (a) take any action to cause its representations and warranties set forth in Article IV to be untrue in any material respect; or (b) take any action that would reasonably be likely to materially delay the consummation of the Transactions.
ARTICLE VII
ADDITIONAL AGREEMENTS
     7.1 Stockholders Meeting.
          (a) The Company and Properties, acting through its respective board of directors, shall, in accordance with applicable Law:
     (i) duly call, give notice of, convene and hold a special meeting of its stockholders (as the same may be postponed or adjourned and reconvened, with respect to each La Quinta Entity, its “Special Meeting” and, together, the “Special

Meetings”) for the purpose of obtaining the Requisite Company Vote (in the case of the Company) and the Requisite Properties Vote (in the case of Properties), and each of the Company and Properties shall use its reasonable best efforts to hold the Special Meetings as soon as reasonably practicable after the date of this Agreement, with the Special Meeting of Properties to be held immediately following the Special Meeting of the Company;
     (ii) as promptly as reasonably practicable after the date of this Agreement, the Company and Properties shall prepare a draft of a preliminary proxy/information statement relating to this Agreement and the Mergers; the Company and Properties shall provide Parent with a reasonable opportunity to review and comment on such draft; and once such draft is in a form reasonably acceptable to each of Parent, the Company and Properties, the Company and Properties shall file such preliminary proxy/information statement with the SEC;
     (iii) use its reasonable best efforts to (A) obtain and furnish the information required to be included by the SEC in a definitive proxy/information statement (the “Proxy/Information Statement”) and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy/information statement and cause the Proxy/Information Statement to be mailed to their respective stockholders as promptly as reasonably practicable following clearance from the SEC, and (B) obtain the necessary adoption of this Agreement by its stockholders; and
     (iv) include in the Proxy/Information Statement the Board Recommendations unless the Board Recommendations have been withdrawn, modified or amended in accordance with Section 7.5(e).
          (b) Unless this Agreement shall have been terminated in accordance with Section 9.1, (i) the Company shall hold its Special Meeting regardless of whether the Company Board has withdrawn, modified or amended the Company Board Recommendation, and (ii) provided the stockholders of the Company shall have adopted this Agreement and the Company Merger by the Requisite Company Vote at the Company Special Meeting, Properties shall hold its Special Meeting regardless of whether the Properties Board has withdrawn, modified or amended the Properties Board Recommendation.
          (c) Unless this Agreement has been terminated in accordance with its terms, at any meeting of the stockholders of Properties (whether annual or special and whether or not an adjourned or postponed meeting) including the Special Meeting of Properties, however called, when such a meeting is held, the Company shall (i) appear at such meeting or otherwise cause the Properties Class A Common Stock to be counted as present thereat for the purpose of establishing a quorum, (ii) vote (or cause to be voted) in person or by proxy all of its shares of Properties Class A Common Stock in favor of the adoption of this Agreement and the Properties Merger; provided that, prior to the meeting at which such vote is taken, the stockholders of the Company shall have adopted this Agreement and the Company Merger by the Requisite Company Vote and (iii) vote (or cause to be voted) all of its shares of Properties Class A Common Stock against (A) any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets, or other business combination between Properties and any other person

(other than the Properties Merger) and (B) any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Properties Merger or any of the transactions contemplated hereby in any material respect, or result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Properties under this Agreement. The Company hereby constitutes, and appoints, Parent, the President of Parent and the Secretary of Parent, in their respective capacities as officers of Parent, and any other designee of Parent, and each of them individually, the Company’s irrevocable (until the earlier of (i) the Effective Time and (ii) the date of termination of this Agreement in accordance with its terms (such earlier date, the “Proxy Termination Date”)) proxy and attorney-in-fact (with full power of substitution and resubstitution) to vote or cause to be voted, as indicated and subject to the conditions set forth in this Section 7.1(c), the shares of Properties Class A Common Stock owned by the Company. The Company intends this proxy to be irrevocable (until the Proxy Termination Date) and coupled with an interest and will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy, hereby revokes any proxy previously granted by the Company with respect to the shares of Properties Class A Common Stock and will not grant any subsequent proxy or power of attorney with respect to such shares prior to the Proxy Termination Date.
          (d) The Company and Properties shall promptly (A) notify Parent upon the receipt of any comments or requests made by the SEC and (B) provide Parent with copies of all correspondence between any La Quinta Entity and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Parent, Company MergerCo and Properties MergerCo shall provide to the Company and Properties any information for inclusion in the Proxy/Information Statement which may be required under applicable Law and which is reasonably requested by any La Quinta Entity. If at any time prior to either Special Meeting, any information relating to the La Quinta Entities, Parent or any of their respective affiliates, officers or directors, should be discovered by the Company, Properties or Parent which should be set forth in an amendment or supplement to the Proxy/Information Statement, so that the Proxy/Information Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, be disseminated to the stockholders of the Company and Properties. Notwithstanding anything to the contrary stated above, prior to responding to any comments or requests of the SEC or the filing or mailing of the Proxy/Information Statement (or any amendment or supplement thereto), the La Quinta Entities (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy/Information Statement and related correspondence and filings and (y) subject to applicable Law, shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent.
          (e) The Company and Properties jointly and severally hereby represent and warrant that (x) the information supplied or to be supplied by them for inclusion or incorporation by reference in (i) the Proxy/Information Statement, (ii) the Offer Documents or (iii) the Other Filings, will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy/Information Statement and Offer Documents, as of the date it, they or any respective amendment or supplement thereto is mailed to stockholders and at the time of the Special Meetings, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (y) the Proxy/Information Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company and Properties make no representation, warranty or covenant with respect to information concerning Parent, Company MergerCo or Properties MergerCo included in the Proxy/Information Statement, the Offer Documents or the Other Filings or information supplied by Parent, Company MergerCo or Properties MergerCo for inclusion in the Proxy/Information Statement, the Offer Documents or the Other Filings.
          (f) Parent, Company MergerCo and Properties MergerCo jointly and severally hereby represent and warrant that the information supplied or to be supplied by Parent, Company MergerCo or Properties MergerCo for inclusion in (i) the Proxy/Information Statement, (ii) the Offer Documents or (iii) the Other Filings, will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy/Information Statement and the Offer Documents, as of the date it, they or any respective amendment or supplement thereto is mailed to stockholders and at the time of the Special Meetings, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent, Company MergerCo and Properties MergerCo make no representation, warranty or covenant with respect to information concerning the Company or Properties included in the Proxy/Information Statement, the Offer Documents or the Other Filings or information supplied by the Company or Properties for inclusion in the Proxy/Information Statement, the Offer Documents or the Other Filings.
     7.2 Other Filings. As soon as practicable following the date of this Agreement, the Company, Properties, Parent, Company MergerCo and Properties MergerCo each shall properly prepare and file any other filings required under the Exchange Act or any other federal, state or foreign Law relating to the Mergers (including filings, if any, required under the HSR Act) (collectively, the “Other Filings”). The La Quinta Entities, Parent, Company MergerCo and Properties MergerCo shall cooperate and consult with each other in connection with the making of all such Other Filings, including by providing copies of all relevant documents to the non-filing party and its advisors prior to the filing. Except as otherwise required by Law, neither Parent nor any of the La Quinta Entities shall file any such document if the other party has reasonably objected to the filing of such document. Neither Parent nor any of the La Quinta Entities shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Each of the Company, Properties, Parent, Company MergerCo and Properties MergerCo shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Entity or official, and each of the Company, Properties, Parent, Company MergerCo and Properties MergerCo shall supply the other with copies of all correspondence between it and each of its Subsidiaries and Representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings. The Company, Properties, Parent, Company MergerCo and Properties MergerCo each shall promptly obtain and furnish the other (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Entity and which the parties reasonably deem appropriate. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable and in any event within 10 Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 7.2 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. In addition, Parent, Company MergerCo and Properties MergerCo hereby covenant and agree to use their respective reasonable best efforts to secure termination of any waiting periods under any other applicable Law and to obtain the approval of the Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”) or any other Governmental Entity, as applicable, for the Mergers and the other transactions contemplated hereby.
     7.3 Additional Agreements.
          (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Mergers and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any public or private third party, including, without limitation, any that are required to be obtained under any federal, state or local Law or any Contract to which the Company, Properties or any La Quinta Subsidiary is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Mergers, to effect all necessary registrations and Other Filings, including, but not limited to, filings under the HSR Act, if any, and submissions of information requested by a Governmental Entity, and to use its best efforts to cause to be lifted or rescinded any Order or other order adversely affecting the ability of the parties to consummate the Mergers. In the event that any of the La Quinta Entities or any of the La Quinta Subsidiaries shall fail to obtain any third party consent described above, the La Quinta Entity or such La Quinta Subsidiary, as applicable, shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize the adverse effect upon the La Quinta Entities and Parent and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement, (i) without the prior written consent of Parent which shall not be unreasonably withheld, none of the La Quinta Entities or any of the La Quinta Subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any Liability or other obligation due to such person and (ii) none of Parent, Company MergerCo or Properties MergerCo or their respective affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any Liability or other obligation.

          (b) The La Quinta Entities shall notify Parent promptly of (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the La Quinta Entities, the La Quinta Subsidiaries or their Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from the La Quinta Entities, the La Quinta Subsidiaries or their Representatives), (iii) any material Legal Actions threatened or commenced against or otherwise affecting any of the La Quinta Entities or the La Quinta Subsidiaries that are related to the transactions contemplated by this Agreement or (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Sections 8.2(a) and 8.2(b) of this Agreement not to be satisfied.
          (c) Parent shall notify the Company promptly of (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Parent or its Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from Parent or its Representatives), or (iii) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Sections 8.3(a) and 8.3(b) of this Agreement not to be satisfied.
          (d) The delivery of any notice pursuant to this Section 7.3 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.
     7.4 Fees and Expenses. Except as set forth in Section 9.2 hereof, whether or not the Mergers are consummated, all fees, costs and expenses incurred by, or on behalf of, any party or its affiliates, in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all fees, costs and expenses of Representatives and hedging counterparties (“Expenses”) shall be paid by the party incurring such fees, costs or expenses.
     7.5 No Solicitations.
          (a) Immediately after the execution of this Agreement, the La Quinta Entities and the La Quinta Subsidiaries will, and will direct their Representatives to, terminate and cease any discussions or negotiations with any parties relating to an Acquisition Proposal. The La Quinta Entities shall promptly request that each person who has executed a confidentiality agreement with the La Quinta Entities prior to date hereof in connection with that person’s consideration of an Acquisition Proposal return or destroy all non-public information furnished to that person by or on behalf of the La Quinta Entities in accordance with the terms of the applicable confidentiality agreement. The La Quinta Entities shall take reasonable steps to promptly inform their Representatives of the La Quinta Entities’ obligations under this Section 7.5 and to instruct their Representatives to notify the La Quinta Entities as promptly as practicable following the receipt of an Acquisition Proposal.

          (b) Except as specifically permitted by Sections 7.5(c) and 7.5(e), none of the Company, Properties or the La Quinta Subsidiaries shall, nor shall they authorize any of their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate (including by way of furnishing non-public information) any inquiries, offers or proposals relating to an Acquisition Proposal, (ii) participate in any discussions or negotiations with, or furnish or disclose any non-public information relating to the Company, Properties or the La Quinta Subsidiaries to, any person relating to an Acquisition Proposal, (iii) withdraw, modify or amend the Company Board Recommendation or the Properties Board Recommendation in any manner adverse to Parent, Company MergerCo or Properties MergerCo, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into any agreement in principle, arrangement, understanding or Contract relating to an Acquisition Proposal (except for a confidentiality agreement as described in the last sentence of Section 7.5(c)).
          (c) Subject to the La Quinta Entities’ compliance with the provisions of this Section 7.5, and only until the Requisite Company Vote is obtained, the Company, Properties, the Company Board and Properties Board shall be permitted to, in response to the receipt by any of them of a bona fide written Acquisition Proposal that did not result from a breach of this Section 7.5, furnish non-public information with respect to the Company, Properties and the La Quinta Subsidiaries to the person who made such Acquisition Proposal (a “Third Party”) and participate in discussions or negotiations regarding such Acquisition Proposal if prior to the taking of any such action (A) the Company Board and/or the Properties Board, as applicable, determines in good faith, after consultation with its outside counsel, that such action is necessary to comply with its fiduciary duties to the stockholders of the Company (in the case of the Company Board) or Properties (in the case of the Properties Board) under applicable Law, (B) the Company Board and/or the Properties Board, as applicable, determines in good faith, after consultation with its advisors, that such Acquisition Proposal could reasonably be expected to result in a Superior Proposal and (C) the La Quinta Entities have (1) caused such person to enter into a confidentiality agreement with the La Quinta Entities on terms and conditions substantially the same as those contained in the Confidentiality Agreement and (2) concurrently disclose the same such non-public information to Parent if not previously disclosed.
          (d) The Company or Properties, as the case may be, shall notify Parent in writing promptly (but in any event within 48 hours) upon receipt by the La Quinta Entities or any of the La Quinta Subsidiaries (including through a notification by their Representatives) of (i) an Acquisition Proposal or indication by any person considering making an Acquisition Proposal or (ii) any request for information relating to the Company, Properties or any of the La Quinta Subsidiaries other than requests for information in the ordinary course of business and unrelated to an Acquisition Proposal or any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company or Properties, as the case may be, shall provide Parent promptly (and in any event within 48 hours) in writing with the identity of such person and a copy of such Acquisition Proposal, indication, inquiry or request, including any modifications thereto (or, where no such copy is available, a description of such Acquisition Proposal, indication, inquiry or request). The La Quinta Entities shall keep Parent reasonably informed on a prompt basis (and in any event within 48 hours) of the status of any such Acquisition Proposal, indication, inquiry or request, and any related communications to or by the La Quinta Entities or their Representatives (the La Quinta Entities agreeing that they shall not, and they shall cause the

La Quinta Subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of this Agreement which prohibits the La Quinta Entities from providing such information to Parent). The La Quinta Entities shall not, and they shall cause each of the La Quinta Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which either of the La Quinta Entities or any of the La Quinta Subsidiaries is a party and the La Quinta Entities shall, and shall cause the La Quinta Subsidiaries to, enforce the provisions of any such agreement.
          (e) Subject to the Company’s or Properties’, as the case may be, compliance with the provisions of this Section 7.5 and only until the Requisite Company Vote is obtained, the Company Board and Properties Board shall each be permitted to (i) in response to the receipt of an Acquisition Proposal, approve, endorse, or recommend a written Acquisition Proposal not solicited in violation of this Section 7.5 and, in connection therewith, withdraw, modify or amend the Company Board Recommendation or the Properties Board Recommendation, as the case may be, in a manner adverse to Parent, if the Company Board and/or the Properties Board, as applicable, (A) has determined in good faith, after consultation with its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal and (B) has determined in good faith, after consultation with its outside counsel, that such actions are necessary to comply with its fiduciary duties to the stockholders of the Company (in the case of the Company Board) or Properties (in the case of the Properties Board) under applicable Law, or (ii) other than in connection with an Acquisition Proposal, withdraw, modify or amend the Board Recommendations in a manner adverse to Parent, if the Company Board and/or the Properties Board, as applicable, has determined in good faith, after consultation with its outside counsel, that taking such action is necessary to comply with its fiduciary duties to the stockholders of the Company (in the case of the Company Board) or Properties (in the case of the Properties Board) under applicable Law.
          (f) Nothing contained in this Section 7.5 shall prohibit the Company or Properties from at any time taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure required by Rule 14a-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A; provided, however, that neither the La Quinta Entities nor their respective boards of directors shall (x) recommend that the stockholders of either of the La Quinta Entities tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Acquisition Proposal) or (y) withdraw, modify or amend the Board Recommendations, unless in each case, the requirements of Section 7.5(e) have been satisfied.
          (g) The La Quinta Entities shall not take any action to exempt any person, other than Parent, Company MergerCo and Properties MergerCo, from the restrictions on “business combinations” contained in Section 203 of the DGCL, Article NINTH of the Company Certificate of Incorporation or Article NINTH of the Properties Certificate of Incorporation or otherwise cause such restrictions not to apply unless such actions are taken simultaneously with a termination of this Agreement in accordance with Section 9.1(c)(i).
     7.6 Officers’ and Directors’ Indemnification and Insurance.
          (a) After the Effective Time, the Company Surviving Corporation, the Properties Surviving Corporation and Parent shall indemnify and hold harmless, as and to the full extent permitted by applicable Law, each present or former director or officer of the La Quinta Entities or the La Quinta Subsidiaries (each, an “Indemnified Party”) with respect to acts and omissions arising out of or relating to their services as a director or officer of the La Quinta Entities or La Quinta Subsidiaries prior to the Effective Time, including, without limitation, the negotiation, execution or performance of this Agreement or any transactions contemplated hereby. If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter occurring prior to or at the Effective Time, (A) the Company Surviving Corporation, Properties Surviving Corporation and Parent shall promptly pay reasonable legal fees and expenses as incurred in advance of the final disposition of any Legal Action to each Indemnified Party to the full extent permitted by Law and (B) the Indemnified Parties may retain counsel satisfactory to them, and Parent, the Company Surviving Corporation and the Properties Surviving Corporation, shall pay such reasonable fees and expenses of such counsel for the Indemnified Parties within thirty (30) days after statements therefor are received; provided, however, that none of the Company Surviving Corporation, the Properties Surviving Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); provided further, that none of the Company Surviving Corporation, Properties Surviving Corporation or Parent shall be obligated under this Section 7.6(a) to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Legal Action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action; and provided further, that the Company Surviving Corporation, the Properties Surviving Corporation and Parent shall have no obligation hereunder to any Indemnified Party unless, in connection with such Legal Action, Parent, the Company Surviving Corporation and Properties Surviving Corporation, if and to the extent required by the DGCL, receive, as applicable, an undertaking by or on behalf of such Indemnified Party to repay such legal fees, costs and expenses if it is ultimately determined under applicable Laws that such Indemnified Party is not entitled to be indemnified. Any Indemnified Party wishing to claim indemnification under this Section 7.6, upon learning of any such Legal Action shall notify in writing the Company Surviving Corporation, the Properties Surviving Corporation and Parent thereof; provided that the failure to so notify shall not affect the obligations under this Section 7.6(a) of the La Quinta Entities, the Company Surviving Corporation, the Properties Surviving Corporation and Parent except to the extent such failure to notify materially prejudices such party.
          (b) Parent, Company MergerCo and Properties MergerCo agree that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director and officer of the La Quinta Entities and the La Quinta Subsidiaries provided for in the respective charters or bylaws in effect as of the date hereof shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any Legal Actions asserted or made within such period shall continue until the disposition of such Legal Action. From and after the Effective Time, Parent, the Company Surviving Corporation and the Properties Surviving Corporation also agree to indemnify and hold harmless the present and former officers and directors of the La Quinta Entities and the La Quinta Subsidiaries in respect of acts or omissions occurring prior to the Effective Time to the extent provided in any written indemnification agreement and in any indemnification provisions included in any employment agreements between the Company, Properties and/or one or more La Quinta Subsidiaries and any such officer and director.

          (c) Prior to the Effective Time, the La Quinta Entities shall purchase an extended reporting period endorsement under the La Quinta Entities’ existing directors’ and officers’ liability insurance coverage for the La Quinta Entities’ directors and officers in a form acceptable to the La Quinta Entities which shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the La Quinta Entities; provided that the premium payable for such insurance shall not exceed 300% of the last annual premium paid by the La Quinta Entities or the La Quinta Subsidiaries for such insurance prior to the date of this Agreement (such 300% amount being the “Maximum Premium”). The La Quinta Entities agree to consult with Parent in connection with purchasing such coverage. The La Quinta Entities represent that such annual premium amount is set forth in Section 7.6(c) of the La Quinta Entities Disclosure Schedule. If the La Quinta Entities are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, the La Quinta Entities shall be entitled to obtain as much comparable insurance as possible for an amount equal to the Maximum Premium.
          (d) It is expressly agreed that the Indemnified Parties to whom this Section 7.6 applies shall be third party beneficiaries of this Section 7.6 and shall be entitled to enforce the covenants contained herein. Notwithstanding anything to the contrary herein, this Section 7.6 shall be in addition to, and shall not limit, any rights that current or former directors, officers or employees may have to indemnification or exculpation existing as of the date hereof.
          (e) In the event Parent, the Company Surviving Corporation or the Properties Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent, the Company Surviving Corporation or the Properties Surviving Corporation, as the case may be, assume the obligations set forth in this Section 7.6.
     7.7 Access to Information; Confidentiality.
          (a) From the date hereof until the Effective Time, the La Quinta Entities shall, and shall cause each of the La Quinta Subsidiaries and each of the La Quinta Entities’ and La Quinta Subsidiaries’ Representatives to, afford to Parent and to the Representatives of Parent access upon reasonable notice and at reasonable times without undue interruption to (1) their properties, books, records and Contracts, and (2) the officers, employees and agents of the La Quinta Entities and the La Quinta Subsidiaries; provided, however, that Parent shall obtain the La Quinta Entities’ consent, which consent shall not be unreasonably withheld, prior to accessing any non-executive officer or key employee. The La Quinta Entities shall furnish Parent such financial, operating and other data and information as Parent may reasonably request to the extent such data or information is reasonably available. Without limiting the foregoing, Parent and its Representatives shall have the right to conduct appraisal and environmental and engineering inspections of each of the La Quinta Properties; provided, however, that neither Parent nor its Representatives shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material to perform any invasive testing procedure on any building.
          (b) Prior to the Effective Time, Parent, Company MergerCo and Properties MergerCo shall hold in confidence all such information on the terms and subject to the conditions contained in that certain confidentiality agreement between Guarantor and the Company dated October 8, 2005 (the “Confidentiality Agreement”).
     7.8 Public Announcements. The La Quinta Entities and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Mergers and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or the applicable rules of the New York Stock Exchange if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner. In this regard, the parties shall make a joint public announcement of the Mergers contemplated hereby no later than the opening of trading on the New York Stock Exchange on the Business Day immediately following the time at which this Agreement is signed.
     7.9 Employee Benefit Arrangements.
          (a) On and after the Closing, Parent shall, and shall cause the Company Surviving Corporation and the Properties Surviving Corporation to, honor in accordance with their terms all severance, change in control and similar obligations of the La Quinta Entities or any La Quinta Subsidiary, and the La Quinta Entities or Parent shall pay on the Closing Date to any applicable officer or employee, any amounts with respect to such severance, change in control and similar obligations that are payable by their terms upon consummation of the Mergers, at the Effective Time or on the Closing Date.
          (b) Parent hereby agrees that, through at least December 31, 2007, it shall, or it shall cause the Company Surviving Corporation and the Properties Surviving Corporation to, (i) provide each employee of the Company Surviving Corporation, the Properties Surviving Corporation and the La Quinta Subsidiaries who remain employed after the Effective Time (the “La Quinta Employees”) with at least the same level of base salary and cash incentive compensation opportunity that was provided to each such La Quinta Employee immediately prior to the Effective Time, and (ii) to the extent permitted by applicable Law, provide the La Quinta Employees with employee benefits (other than equity-based compensation and deferred compensation) that are no less favorable in the aggregate than those provided to such La Quinta Employees immediately prior to the Effective Time. After the Closing, Parent shall cause the Company Surviving Corporation and the Properties Surviving Corporation to honor all obligations which accrued prior to the Effective Time under any supplemental retirement plan (including any rabbi trust with respect thereto) and the La Quinta Entities’ 2005 Bonus Plans. Notwithstanding anything to the contrary contained in this Agreement, the La Quinta Entities are expressly authorized to take the following actions with respect to the La Quinta Entities’ 2005 Bonus Plans:

     (i) the Compensation Committee of the applicable La Quinta Entity may approve (A) bonuses for La Quinta Employees participating in the La Quinta Entities 2005 Plans (“Participants”) prior to the Closing Date as set forth on a list of such Participants, which list shall include their respective bonuses, as approved by such Compensation Committee, provided that the aggregate “stretch” bonuses, which, for all of such Participants, represents the amount of annual (2005) bonus above the target annual (2005) bonus, to be paid under the plan to such Participants and which in the aggregate will not exceed $3 million; (B) the aggregate bonus pool for those Participants who are general managers and other field level employees; and (C) incentive programs for other La Quinta Employees (who may or may not be Participants), which programs are consistent with the La Quinta Entities’ ordinary course of business and are set forth on a schedule to the Compensation Committee’s approval of such programs; provided that, in each of subclauses (A), (B) and (C) the aggregate amount of any such bonus or amount payable under such program is accrued on the La Quinta Entities’ consolidated balance sheet as of December 31, 2005; and
     (ii) The La Quinta Entities may pay all such bonuses and amounts due under the foregoing, which amount will be payable in the ordinary course of business but in any event by February 17, 2006.
          (c) Following the Effective Time, in the event the bonuses and other payments authorized prior to the Closing Date as described in Section 7.9(b) above have not been paid to the La Quinta Employees, the Company MergerCo and the Properties MergerCo will pay, and Parent will cause them to pay, such bonuses to the La Quinta Employees participating in the La Quinta Entities’ 2005 Bonus Plans and other payments to the La Quinta Employees participating in such programs, in each case, in the ordinary course of business but in any event by February 17, 2006, provided that any such Participant or other La Quinta Employee was employed as of the Closing Date. The Company MergerCo and the Properties MergerCo will pay, and Parent will cause them to pay, to any Participant or La Quinta Employee whose employment is terminated on or after the Closing Date by their respective employer any amounts under the bonuses and other payment arrangements approved as provided in Section 7.9(b) above (but only to the extent such La Quinta Employee would be entitled to such amounts absent such termination), such payments to be made in connection with their termination.
          (d) On and after the Effective Time, each La Quinta Employee shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent, the Company Surviving Corporation or any of their respective Affiliates under which each La Quinta Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the La Quinta Entities or any ERISA Affiliate, as applicable, under corresponding Employee Programs immediately prior to the Effective Time. Such plan, program or arrangement shall credit each such La Quinta Employee for service accrued or deemed accrued on or prior to the Effective Time with the La Quinta Entities or any ERISA Affiliate, as applicable; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

          (e) Without limiting any of the foregoing, Parent agrees that it shall, or shall cause the Company Surviving Corporation and the Properties Surviving Corporation to, provide severance benefits to each La Quinta Employee who is terminated during the two-year period immediately following the Effective Time in an amount that is at least equal to the severance benefits that would have been paid to such La Quinta Employee pursuant to the terms of the La Quinta Corporation Change in Control Plan as in effect immediately prior to the Effective Time, to be calculated based on each La Quinta Employee’s compensation and service at the time of such termination of employment.
          (f) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the Company Surviving Corporation and the Properties Surviving Corporation (“Purchaser Welfare Benefit Plans”) in which a La Quinta Employee may be eligible to participate on or after the Effective Time, Parent shall (i) waive, or cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Employee under any Purchaser Welfare Benefit Plan to the same extent waived under a corresponding Employee Program, and (ii) provide credit to each La Quinta Employee for any co-payments, deductibles and out-of-pocket expenses paid by such La Quinta Employee under the Employee Programs during the relevant plan year, up to and including the Effective Time.
          (g) Parent and the La Quinta Entities acknowledge and agree that, except as otherwise provided in Section 7.6 hereof, all provisions contained herein with respect to employees are included for the sole benefit of Parent and the La Quinta Entities and shall not create any right (i) in any other person (or any beneficiary thereof), including any employees, former employees, any participant in any Employee Program or any other stock purchase, stock option, severance, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation and other benefit plan, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, legally binding or not under which (A) any past or present director, officer, employee or consultant of any of the La Quinta Entities or the La Quinta Subsidiaries has any present or future right to benefits or (B) either of the La Quinta Entities or the La Quinta Subsidiaries has any present or future Liabilities or (ii) to continued employment with the Company Surviving Corporation or the Properties Surviving Corporation.
     7.10 Required Financing.
          (a) Each of Parent, Company MergerCo and Properties MergerCo hereby agrees to use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Financing Letter and to satisfy the conditions applicable to it set forth in the Financing Letter that are within its control. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Financing Letter, Parent shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources on comparable or more favorable terms to Parent (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event. Parent will provide the La Quinta Entities any amendments to the Financing Letter as promptly as possible (but in any event within 48 hours) and will give the La Quinta Entities prompt notice of any material breach by any party of the Financing Letter or any termination of the Financing Letter. Parent shall keep the La Quinta Entities informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Financing Letter without first consulting with the La Quinta Entities or, if such amendment would or would be reasonably expected to materially and adversely affect or delay in any material respect Parent’s ability to consummate the transactions contemplated by this Agreement, without first obtaining the Company’s prior written consent (not to be unreasonably withheld or delayed).
          (b) The La Quinta Entities agree to provide, and shall cause the La Quinta Subsidiaries to provide and shall request that the Representatives of the La Quinta Entities and La Quinta Subsidiaries provide, all reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company, Properties and the La Quinta Subsidiaries), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing Parent and its financing sources with financial and other pertinent information regarding the La Quinta Entities as may be reasonably requested by Parent, (iii) assisting Parent and its financing sources in the preparation of (A) an offering document for any debt raised to complete the Mergers and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of Parent and its financing sources for any debt raised by Parent to complete the Mergers, (v) forming new direct or indirect Subsidiaries, and (vi) providing and executing documents as may be reasonably requested by Parent; provided that none of the La Quinta Entities or any La Quinta Subsidiary shall be required to pay any commitment or other similar fee or incur any other Liability in connection with the Debt Financing prior to the Effective Time. Parent shall, promptly upon request by the La Quinta Entities, reimburse the La Quinta Entities for all reasonable out-of-pocket costs incurred by the La Quinta Entities or the La Quinta Subsidiaries in connection with such cooperation. Parent, Company MergerCo and Properties MergerCo shall, on a joint and several basis, indemnify and hold harmless the La Quinta Entities, the La Quinta Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than historical information relating to the La Quinta Entities or the La Quinta Subsidiaries which is provided by the La Quinta Entities). Notwithstanding anything to the contrary, the condition set forth in Section 8.2(b) of this Agreement, as it applies to the La Quinta Entities’ obligations under this Section 7.10(b), shall be deemed satisfied unless the Debt Financing (or any alternative financing) has not been obtained primarily as a result of the La Quinta Entities’ willful and material breach of its obligations under this Section 7.10(b).
          (c) All non-public or otherwise confidential information regarding the La Quinta Entities obtained by Parent or its Representatives pursuant to paragraph (b) above shall be kept confidential in accordance with the Confidentiality Agreement.
     7.11 Transfer Taxes. The La Quinta Entities and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement. Each of the Company Surviving Corporation and the Properties Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other similar fees that may be imposed upon, payable or incurred in connection with this Agreement and the Mergers.
     7.12 Resignations. The La Quinta Entities shall use their reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of the Company, Properties or any La Quinta Subsidiary designated by Parent to the Company in writing at least 5 Business Days prior to the Closing.
     7.13 Redemption of Series A Preferred Stock. If not previously redeemed, provided that all of the conditions to the Mergers set forth in Article VIII have been satisfied or waived, immediately prior to the Effective Time, the La Quinta Entities shall take all necessary actions to redeem all of the outstanding shares of Series A Preferred Stock for the redemption price per share calculated in accordance with Section I(f) of the Certificate of the Powers, Designations, Preferences and Rights of the 9% Series A Cumulative Redeemable Preferred Stock (the “Series A Certificate of Designations”) consisting as part of the Properties Certificate of Incorporation (the “Series A Redemption Price”), including depositing the aggregate Series A Redemption Price in trust in accordance with the terms of Sections I(g)(iii) and I(g)(v) of the Series A Certificate of Designations. Notwithstanding anything to the contrary contained in this Agreement, in connection with such redemption, Properties may issue and sell to the Company or any La Quinta Subsidiary shares of capital stock in an amount necessary to fund the aggregate Series A Redemption Price.
     7.14 Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement, each of Parent and the La Quinta Entities and their respective boards of directors shall (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.
ARTICLE VIII
CONDITIONS TO THE MERGERS
     8.1 Conditions to the Obligations of Each Party to Effect the Mergers. The respective obligations of each party to effect the Mergers are subject to the fulfillment or waiver by consent of the other party, where permissible, at or prior to the Effective Time, of each of the following conditions:
          (a) Stockholder Adoption. This Agreement shall have been duly adopted by the Requisite Vote.
          (b) Hart-Scott-Rodino Act. The waiting period (and any extension thereof) applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated.

          (c) No Injunctions, Orders or Restraints; Illegality. No Order (whether preliminary or permanent) issued by a Governmental Entity of competent jurisdiction nor any Law promulgated or enacted by any Governmental Entity of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Mergers illegal, or (ii) otherwise prohibiting the consummation of the Mergers.
     8.2 Additional Conditions to Obligations of Parent, Company MergerCo and Properties MergerCo. The obligations of Parent, Company MergerCo and Properties MergerCo to effect the Mergers are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent at or prior to the Effective Time:
          (a) Representations and Warranties. The representations and warranties of the La Quinta Entities set forth in this Agreement shall be true and correct in all respects (without regard to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Effective Time, as though made on and as of the Effective Time (except to the extent such representations and warranties expressly relate to a specific date, the accuracy of which shall be determined as of that specific date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Company Material Adverse Effect. In addition, the representations and warranties set forth in Sections 5.3(a) and 5.3(b), the second sentence of Section 5.3(d) (solely as to aggregate number of Options and the exercise prices with respect thereto), Section 5.3(e) (solely as to the aggregate number of shares of restricted stock) and Section 5.3(i) shall be true and correct in all material respects and the representations and warranties set forth in the first sentence of Section 5.9 shall be true and correct in all respects, in each case, as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Parent shall have received a certificate signed on behalf of each of the La Quinta Entities by the Chief Executive Officer, President or Chief Financial Officer of each La Quinta Entity, dated the Closing Date, to the foregoing effect.
          (b) Performance and Obligations of the La Quinta Entities. The La Quinta Entities shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the La Quinta Entities on or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of each of the La Quinta Entities by the Chief Executive Officer, President or Chief Financial Officer of each La Quinta Entity to the foregoing effect.
          (c) Secretary’s Certificate. The La Quinta Entities shall have delivered a certificate of the Secretary of the La Quinta Entities, dated as of the Closing Date, certifying as to (i) the incumbency of the officers of the La Quinta Entities executing documents executed and delivered in connection herewith, (ii) the copies of the Company Certificate of Incorporation, the Properties Certificate of Incorporation, Company Bylaws and Properties Bylaws, each as in effect from the date of this Agreement until the Closing Date, and (iii) a copy of the resolutions of the Company Board and the Properties Board authorizing and approving the applicable matters contemplated hereunder.
          (d) Tax Opinion. Properties shall have received a tax opinion of Goodwin Procter LLP, dated as of the Closing Date, in the form attached hereto as Exhibit F (such opinion shall be based upon customary assumptions and representations made by Properties and any

Subsidiaries of Properties in the form attached hereto as Exhibit G and such opinion and representations shall be subject to such changes or modifications from the language set forth on such Exhibits as may be deemed necessary or appropriate by Goodwin Procter LLP and shall be reasonably satisfactory to Parent) opining that Properties has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code since November 5, 1997, until immediately prior to the earlier of the Closing and the time that any action is taken or agreed to be taken pursuant to Section 1.6 hereof.
          (e) Credit Agreement. At or prior to the Effective Time, Canadian Imperial Bank of Commerce, as administrative agent under the Credit Agreement (“CIBC”), shall have provided the La Quinta Entities with a “payoff” letter acknowledging that (i) the Credit Agreement shall be terminated, (ii) any and all liens held by CIBC or any other collateral agent under the Credit Agreement related thereto shall be released and (iii) the La Quinta Entities and the Subsidiaries shall be released from any and all Liabilities under the Credit Agreement and any related guaranties (other than any obligations under any indemnification or similar provision that survive such termination), in each case subject to repayment of the aggregate principal amount outstanding under the Credit Agreement, together with all interest accrued thereon and any other fees or expenses payable thereunder in connection with such prepayment.
          (f) Debt Offer. At or prior to the Effective Time, unless called for redemption and paid for or satisfied and discharged pursuant to Section 3.4(b), the requisite consents specified in Section 3.3(a) of the La Quinta Entities Disclosure Schedule shall have been received under the Debt Offers and Properties and the respective trustees shall have executed the supplemental indentures described in Section 3.3 of this Agreement to the respective indentures governing the Notes, such supplemental indentures to be delivered and become effective promptly following the receipt of the required consents with the amendments provided for therein to become operative upon the acceptance of Notes for payment pursuant to the Debt Offers.
          (g) Notice of Redemption. At or prior to the Effective Time, Properties shall have given the notices contemplated by Section I(g)(ii) of the Series A Certificate of Designations and the Depositary Agreement.
     8.3 Additional Conditions to Obligations of the La Quinta Entities. The obligation of the La Quinta Entities to effect the Mergers is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the La Quinta Entities at or prior to the Effective Time:
          (a) Representations and Warranties. The representations and warranties of Parent, Company MergerCo and Properties MergerCo set forth in this Agreement shall be true and correct in all respects (without regard to any materiality or Parent Material Adverse Effect qualifications set forth therein) as of the Effective Time, as though made on and as of the Effective Time (except to the extent such representations and warranties expressly relate to a specific date, the accuracy of which shall be determined as of that specific date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Parent Material Adverse Effect. The La Quinta Entities shall have received a certificate signed on behalf of Parent, Company

MergerCo and Properties MergerCo by the President or Treasurer of Parent, dated the Closing Date, to the foregoing effect.
          (b) Performance of Obligations of Parent, Company MergerCo and Properties MergerCo. Each of Parent, Company MergerCo and Properties MergerCo shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the La Quinta Entities shall have received a certificate signed on behalf of Parent, Company MergerCo and Properties MergerCo by the President or Treasurer of Parent, dated as of the Closing Date, to the foregoing effect.
          (c) Deposit of Series A Redemption Price. Unless the shares have been previously redeemed, the aggregate Series A Redemption Price shall have been deposited in trust by or on behalf of Parent in accordance with the terms of Sections I(g)(iii) and I(g)(v) of the Series A Certificate of Designations.
ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
     9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder adoption thereof:
          (a) by the mutual written consent of Parent, Company MergerCo, Properties MergerCo, the Company and Properties;
          (b) by either of the Company or Properties, on the one hand, or Parent, Company MergerCo or Properties MergerCo, on the other hand, by written notice to the other:
     (i) if the Requisite Company Vote shall not have been obtained at the Special Meeting of the Company upon a vote taken on the adoption of this Agreement by the stockholders of the Company;
     (ii) if any Governmental Entity of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the consummation of the Mergers, and such injunction or action shall have become final and non-appealable; or
     (iii) if the consummation of the Mergers shall not have occurred on or before May 9, 2006 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Mergers to occur on or before such date.

          (c) by the Company or Properties, by written notice to Parent:
     (i) if the Company Board approves, and authorizes the Company to enter into, a definitive agreement providing for the implementation of a Superior Proposal, but only so long as:
          (A) the Requisite Company Vote has not yet been obtained;
          (B) neither the Company nor Properties is then, and neither the Company nor Properties has been, in breach of any of its obligations under Section 7.5 in any material respect;
          (C) the Company Board has determined in good faith, after consulting with its financial advisor, that such definitive agreement constitutes a Superior Proposal and has determined in good faith, after consultation with its outside legal counsel, that such actions are necessary to comply with its fiduciary obligations to the stockholders of the Company under applicable Laws;
          (D) the Company has notified Parent in writing that it intends to enter into such definitive agreement, attaching the most current version of such definitive agreement (including any amendments, supplements or modifications) to such notice;
          (E) during the three Business Day period following Parent’s receipt of such notice, (1) the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiated in good faith with), Parent in making adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the Mergers and the other transactions contemplated by this Agreement, and (2) the Company Board shall have determined in good faith, after the end of such three Business Day period, after considering the results of such negotiations and the revised proposals made by Parent, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal; and
          (F) the Company pays to Parent the Termination Fee and Termination Expenses in accordance with Section 9.2(b)(i) simultaneously with such termination (any purported termination pursuant to this Section 9.1(c)(i) shall be void and of no force or effect unless the Company shall have made such payment); or
     (ii) if neither the Company nor Properties is in material breach of its obligations under this Agreement and Parent, Company MergerCo or Properties MergerCo shall have breached in any respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach would be reasonably likely to result in a failure of the conditions set forth in Sections 8.3(a) or 8.3(b) to be satisfied and which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to Parent, Company MergerCo or Properties MergerCo.
          (d) by Parent, Company MergerCo or Properties MergerCo, by written notice to the Company and Properties:
     (i) if (A) neither Parent, Company MergerCo nor Properties MergerCo is in material breach of its obligations under this Agreement and the La Quinta Entities shall have breached in any respect any of the La Quinta Entities’ representations, warranties, covenants or other agreements contained in this Agreement, which breach would be reasonably likely to result in a failure of the conditions set forth in Sections 8.2(a) or 8.2(b) to be satisfied and which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the La Quinta Entities or (B) the Company shall have breached its covenants and agreements contained in Section 7.1(c); or
     (ii) if either the Company Board or the Properties Board shall (A) fail to include a recommendation in the Proxy/Information Statement of this Agreement, (B) withdraw, modify or change, or publicly announce any intention to withdraw, modify or change, the Board Recommendations, in a manner adverse to Parent, Company MergerCo or Properties MergerCo, or (C) approve or recommend, or publicly announce any intention to approve or recommend, any Acquisition Proposal.
     (iii) if the Company or Properties enters into a Contract relating to an Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 7.5(c)) or publicly announces any intention to do so;
     (iv) if a tender offer or exchange offer for any outstanding shares of capital stock of the Company or Properties is commenced prior to obtaining the Requisite Vote and either the Company Board or the Properties Board, as applicable, fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement; or
     (v) if either the Company Board or the Properties Board exempts any person other than the Parent or any of its affiliates from the provisions of Section 203 of the DGCL or Article IX of the Company Certificate of Incorporation or the Properties Certificate of Incorporation.
     9.2 Effect of Termination.
          (a) Subject to Section 9.2(b), in the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, Company MergerCo, Properties MergerCo, the Company or Properties or their respective affiliates or the directors, officers, employees, partners, managers, members or stockholders of any of the foregoing and all rights and obligations of any party hereto shall cease, except for the indemnification and reimbursement obligations of Parent, Company MergerCo and Properties MergerCo contained in Sections 1.6, 3.3(d) and 7.10(b), the Guarantee referred to in Section 4.8 and the agreements contained in Sections 7.4, 7.7(b) and 7.10(c), this Section 9.2 and Article X; provided, however, that nothing contained in this Section 9.2(a) shall relieve any party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.
          (b) The La Quinta Entities shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $75,000,000 (the “Termination Fee”) and reasonable documented Expenses of Parent, Company MergerCo and Properties MergerCo not to exceed $5,000,000 (the “Termination Expenses”):
     (i) if this Agreement is terminated by either the Company or Properties pursuant to Section 9.1(c)(i), in which case payment shall be made before or concurrently with such termination and shall be a condition to the effectiveness of such termination;
     (ii) if this Agreement is terminated by Parent pursuant to Sections 9.1(d)(i)(B), 9.1(d)(ii), 9.1(d)(iii), 9.1(d)(iv) or 9.1(d)(v), in which case payment shall be made within two Business Days of such termination; or
     (iii) if (A) an Acquisition Proposal shall have been made or proposed to either of the Company or Properties or otherwise publicly announced (which has not been withdrawn), (B) this Agreement is terminated by any party pursuant to Sections 9.1(b)(i) or (iii), or by Parent, Company MergerCo or Properties MergerCo pursuant to Section 9.1(d)(i)(A) and (C) within 12 months following the date of such termination, either the Company or Properties enters into a Contract providing for the implementation of any Acquisition Proposal or consummates any Acquisition Proposal (whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in the foregoing clause (A)), in which case payment shall be made within two Business Days of the date on which either the Company or Properties enters into such Contract or consummates such Acquisition Proposal, as applicable. For purposes of the foregoing clause (C) only, references in the definition of the term “Acquisition Proposal” to the figure “15%” shall be deemed to be replaced by the figure “50%”.
          (c) Each of the parties hereto acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement. In the event that either the La Quinta Entities shall fail to pay the Termination Fee or any Termination Expenses when due, the La Quinta Entities shall reimburse Parent, Company MergerCo or Properties MergerCo for all reasonable costs and expenses actually incurred or accrued by them (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.2.
     9.3 Amendment . This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any adoption hereof by the stockholders of the Company, Properties, Company MergerCo and

Properties MergerCo; provided, however, that after any such stockholder adoption, no amendment shall be made which by Law requires further adoption by stockholders without obtaining such adoption.
     9.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
ARTICLE X
GENERAL PROVISIONS
     10.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be delivered by hand or by facsimile or by prepaid overnight carrier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a)	if to Parent, Company MergerCo or Properties MergerCo:

c/o Blackstone Real Estate Partners IV L.P.
345 Park Avenue
New York, NY 10154
	Attn:	Jonathan D. Gray
Facsimile: (212) 583-5573

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
	Attn:	Brian M. Stadler
Facsimile: (212) 455-2502

(b)	if to the Company or Properties:

La Quinta Corporation
909 Hidden Ridge Suite 600
Irving, TX 75038
	Attn:	David L. Rea
Facsimile: (214) 492-6549

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
Attn:	Gilbert G. Menna
Scott F. Duggan
Facsimile: (617) 523-1231
     Each such communication shall be effective (a) if delivered by hand, when such delivery is made at the address specified in this Section 10.1, (b) if delivered by overnight courier service, the next Business Day after such communication is sent to the address specified in this Section 10.1, or (c) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 10.1 and appropriate confirmation is received.
     10.2 Certain Definitions. For purposes of this Agreement, the term:
     “Acquisition Proposal” shall mean any proposal or offer relating to any (a) merger, consolidation, share exchange, business combination, or similar transaction involving either of the La Quinta Entities or involving any of the La Quinta Subsidiaries representing 15% or more of the consolidated assets of the La Quinta Entities and the La Quinta Subsidiaries, (b) sale, lease or other disposition of any assets of the La Quinta Entities or the La Quinta Subsidiaries representing 15% or more of the consolidated assets of either of the La Quinta Entities and the La Quinta Subsidiaries, (c) issue, sale or other disposition of securities representing 15% or more of the voting power of the capital stock of either La Quinta Entity, (d) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 15% or more of the voting power of the capital stock of either La Quinta Entity, (e) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to the La Quinta Entities or (f) or any other transaction having a similar effect to the ones described in clauses (a) through (e) above, and in each case, including any series of related transactions; provided, however, that the term “Acquisition Proposal” shall not include the Mergers or the other transactions contemplated by this Agreement.
     “affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by Contract or otherwise.
     “Business Day” shall mean any day other than a day on which the SEC shall be closed.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company Material Adverse Effect” means, with respect to the La Quinta Entities, an effect, event, development or change which, individually or in the aggregate with all other effects, events, developments or changes, is or is reasonably likely to become materially adverse to the assets, business, results of operations or financial condition of the La Quinta Entities and the La Quinta Subsidiaries taken as a whole, or would reasonably be expected to prevent or materially delay (to a date beyond the End Date) the consummation of the Mergers and the other transactions contemplated hereby or prevent or materially impair or delay the ability of the La Quinta Entities to perform their obligations hereunder, other than effects, events, developments or changes arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect industries in which the La Quinta Entities and the La Quinta Subsidiaries conduct business (except to the extent such effects, events, developments or changes affect the La Quinta Entities and the La Quinta Subsidiaries in a materially disproportionate manner as compared to other persons in the industries in which the La Quinta Entities and the La Quinta Subsidiaries conduct their business), (c) changes in generally accepted accounting principles, (d) the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners or employees, (e) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism underway as of the date of this Agreement (except to the extent such effects, events, developments or changes affect the La Quinta Entities and the La Quinta Subsidiaries in a materially disproportionate manner as compared to other persons in the industry in which the Company and its Subsidiaries conduct their business), (f) earthquakes, hurricanes or other natural disasters (except to the extent such effects, events, developments or changes affect the La Quinta Entities and the La Quinta Subsidiaries in a disproportionate manner as compared to other persons in the industry in which the Company and its Subsidiaries conduct their business that operate in the geographic area affected by such effects, events, developments or changes) or (g) any action taken by the La Quinta Entities or La Quinta Subsidiaries at the request or with the consent of Parent; provided, however, that with respect to references to Company Material Adverse Effect in the representations and warranties set forth in Section 5.6, the exception set forth in clause (d) will not apply.
     “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.
     “Environmental Laws” means any federal, state or local statute, common law, ordinance, regulation, rule, code, or other Law, binding Order and any enforceable and binding judicial interpretation thereof, including any judicial or administrative order, consent decree, judgment, injunction, permit, or authorization, in each case having the force and effect of law, relating to pollution or the protection, investigation or restoration of human health or the environment or natural resources, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     “GAAP” means generally accepted accounting principles as applied in the United States.
     “Hazardous Materials” means any wastes, pollutants, contaminants or hazardous, dangerous or toxic substances, including without limitation, petroleum (including without limitation crude oil or any fraction thereof), asbestos and asbestos-containing materials, polychlorinated biphenyls, toxic mold, radon, asbestos-containing vermiculite, urea-formaldehyde insulation, and any other material that is regulated pursuant to any Environmental Laws, including “hazardous waste” as defined in either the United States Resource Conservation and Recovery Act or regulations adopted pursuant to said act, any “hazardous substances” or “pollutant” or “contaminant” as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
     “Intellectual Property” means all U.S., state and foreign intellectual property including all (i) patents, patent applications and technology, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, including the La Quinta Marks, (iii) software, reservation systems, copyrightable works, copyrights, and registrations and applications for registration thereof and (iv) trade secrets under applicable Law, including confidential and proprietary information, customer information and know-how.
     “IRS” means the United States Internal Revenue Service.
     “La Quinta Marks” has the meaning set forth in Section 10.2 of the La Quinta Entities Disclosure Schedule.
     “Laws” means any domestic or foreign laws, statutes, ordinances, rules, regulations, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Entity.
     “Legal Actions” means any action, claims, demands, suit, proceeding, hearing, or investigation of, in each case, in or before any court or administrative agency of any Governmental Entity or before any arbitrator.
     “Liability” means any liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise.
     “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.
     “Parent Material Adverse Effect” means, with respect to Parent, an effect, event, development or change which, individually or in the aggregate with all other effects, events, developments or changes, is or is reasonably likely to become materially adverse to the assets, business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, or would reasonably be expected to prevent or materially delay (to a date beyond the End Date) the consummation of the Mergers and the other transactions contemplated hereby or prevent or materially impair or delay the ability of Parent to perform its obligations hereunder, other than effects, events, developments or changes arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect industries in which Parent conducts business (except to the extent such effects, events, developments or changes affect the Parent and its Subsidiaries in a materially disproportionate manner as compared to other persons in the industries in which the Parent and its Subsidiaries conduct their business), (c) changes in generally accepted accounting principles, (d) the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners or employees, (e) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism underway as of the date of this Agreement (except to the extent such effects, events, developments or changes affect the Parent and its Subsidiaries in a materially disproportionate manner as compared to other persons in the industry in which the Parent and its Subsidiaries conduct their business), (f) earthquakes, hurricanes or other natural disasters (except to the extent such effects, events, developments or changes affect the Parent and its Subsidiaries in a disproportionate manner as compared to other persons in the industry in which the Parent and its Subsidiaries conduct their business that operate in the geographic area affected by such effects, events, developments or changes), or (g) any action taken by the Parent or its Subsidiaries at the request or with the consent of either of the La Quinta Entities; provided, however, that with respect to references to Parent Material Adverse Effect in the representations and warranties set forth in Section 4.3, the exception set forth in clause (d) will not apply.
     “person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).
     “Representatives” means, (i) when used with respect to Parent, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, financing sources, agents and other representatives of Parent or its Subsidiaries and (ii) when used with respect to the Company or Properties, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of the Company, Parent or any of the La Quinta Subsidiaries.
     “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the indoor or outdoor environment (including without limitation the abandonment or discarding of barrels, containers or other closed receptacles containing any Hazardous Material).
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Subsidiary” means any corporation 50% of whose outstanding voting securities, or any partnership, joint venture or other entity 50% of whose total equity interest, is directly or indirectly owned by Parent, the Company or Properties, as the case may be.

     “Superior Proposal” means a written Acquisition Proposal (i) that relates to more than 50% of the outstanding Paired Common Shares or all or substantially all of the assets of the La Quinta Entities and the La Quinta Subsidiaries taken as a whole, (ii) which the Company Board and/or the Properties Board, as the case may be, determines, in its good faith judgment, after receiving the advice of its financial advisor and after taking into account all the terms and conditions of the Acquisition Proposal, is on terms and conditions more favorable from a financial point of view to the stockholders (in their capacities as stockholders) of the Company (in the case of the Company Board) and Properties (in the case of the Properties Board) than those contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Parent in response thereto), (iii) the conditions to the consummation of which are all reasonably capable of being satisfied without undue delay, and (iv) for which financing, to the extent required, is then committed or, in the judgment of the boards of directors of the La Quinta Entities, is reasonably likely to be available.
     “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes including any information return, claim for refund, amended return and declaration of estimated Tax.
     “Taxes” means any and all taxes and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, worker’s compensation, unemployment compensation or net worth taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, gains, alternative or add-on minimum taxes, duties, customs, or other similar charges.
     10.3 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Appraisal Rights Provisions”	Section 3.2(a)

“Board Recommendations”	Section 5.18(a)

“Capitalization Date”	Section 5.3(a)

“Certificates”	Section 3.1(b)

“CIBC”	Section 8.2(f)

“Closing”	Section 1.4

“Closing Date”	Section 1.4

“Commitment”	Section 5.9(b)

“Company”	Preamble

“Company Board”	Recitals

“Company Board Recommendation”	Section 5.18(a)

“Company Bylaws”	Section 1.2(a)

“Company Certificate of Incorporation”	Section 1.2(a)

“Company Certificate of Merger”	Section 1.3(a)

“Company Common Stock”	Section 2.1(d)

“Company Dissenting Shares”	Section 3.2(a)

“Company Excess Stock”	Section 5.3(a)

“Company Excluded Shares”	Section 2.1(c)

“Company Merger”	Recitals

“Company Merger Consideration”	Section 2.1(d)

“Company MergerCo”	Preamble

“Company Preferred Stock”	Section 5.3(a)

“Company Stock Option Plans”	Section 5.3(a)

“Company Surviving Corporation”	Section 1.1(a)

“Company Surviving Corporation Common Stock”	Section 2.1(a)

“Confidentiality Agreement”	Section 7.7(b)

“Credit Agreement”	Section 5.3(i)

“Debt Financing”	Section 4.4

“Debt Offers”	Section 3.3(a)

“Delaware Courts”	Section 10.10

“DGCL”	Recitals

“Dissenting Shares”	Section 3.2(b)

“DOJ”	Section 7.2

“DSOS”	Section 1.3(a)

“Effective Time”	Section 1.3(c)

“Employee Programs”	Section 5.14(a)

“Encumbrances”	Section 5.11(a)

“End Date”	Section 9.1(b)(iii)

“Expenses”	Section 7.4

“Excluded Shares”	Section 2.2(b)

“Equity Funding Letter”	Section 4.4

“Financing”	Section 4.4

“Financing Letter”	Section 4.4

“Franchise Agreement Documents”	Section 5.11(e)

“FTC”	Section 7.2

“Guarantee”	Section 4.8

“Guarantor”	Section 4.8

“Governmental Entity”	Section 4.3

“Indebtedness”	Section 5.19(a)

“Indemnified Parties”	Section 7.6(a)

“La Quinta Employees”	Section 7.9(b)

“La Quinta Entities”	Preamble

“La Quinta Entities Disclosure Schedule”	Article V

“La Quinta Properties”	Section 5.11(a)

“La Quinta SEC Reports”	Section 5.7(a)

“La Quinta Subsidiaries”	Section 5.1(b)

“Leased Properties”	Section 5.11(b)

“Lenders”	Section 4.4

“Loans”	Section 5.11(i)

“Licensed Intellectual Property”	Section 5.12

“Management Agreement Documents”	Section 5.11(d)

“Material Contracts”	Section 5.19(a)

“Maximum Premium”	Section 7.6(c)

“Mergers”	Recitals

“Merger Consideration”	Section 2.2(d)

“Notes”	Section 3.3(a)

“Offer Documents”	Section 3.3(c)

“Options”	Section 2.2(a)

“Organizational Documents”	Section 5.1(d)

“Other Filings”	Section 7.2

“Owned Intellectual Property”	Section 5.12

“Owned Real Properties”	Section 5.11(a)

“Paired Common Share”	Section 2.3(a)

“Parent”	Preamble

“Parent Disclosure Schedule”	Article IV

“Paying Agent”	Section 3.1(a)

“Payment Fund”	Section 3.1(a)

“Permits”	Section 5.1(c)

“Permitted Encumbrances”	Section 5.11(a)

“Post-Signing Returns”	Section 6.2(b)

“Properties”	Preamble

“Properties Board”	Recitals

“Properties Board Recommendation”	Section 5.18(a)

“Properties Bylaws”	Section 1.2(b)

“Properties Certificate of Incorporation”	Section 1.2(b)

“Properties Certificate of Merger”	Section 1.3(b)

“Properties Class A Common Stock”	Section 2.2(b)

“Properties Class B Common Stock”	Section 2.2(b)

“Properties Dissenting Shares”	Section 3.2(b)

“Properties Excess Stock”	Section 5.3(b)

“Properties Excluded Shares”	Section 2.2(b)

“Properties Merger”	Recitals

“Properties Merger Consideration”	Section 2.2(d)

“Properties MergerCo”	Preamble

“Properties Preferred Stock”	Section 5.3(b)

“Properties Series B Preferred Stock”	Section 5.3(b)

“Properties Surviving Corporation”	Section 1.1(b)

“Properties Surviving Corporation Class A Common Stock”	Section 2.2(c)

“Properties Undesignated Preferred Stock”	Section 5.3(b)

“Proxy Statement”	Section 7.1(a)

“Proxy Termination Date”	Section 7.1(c)

“Purchaser Welfare Benefit Plans”	Section 7.9(e)

Redemption Notes	Section 3.4(a)

“REIT”	Section 5.10(b)

“Requisite Company Vote”	Section 5.18(b)

“Requisite Properties Vote”	Section 5.18(b)

“Requisite Vote”	Section 5.18(b)

“Securities Laws”	Section 5.7(a)

“Series A Certificate of Designations”	Section 7.14

“Series A Redemption Price”	Section 7.14

“Series A Preferred Stock”	Section 5.3(b)

“Settlement Agreement”	Section 5.19(a)

“Special Meeting”	Section 7.1(a)

“Special Meetings”	Section 7.1(a)

“Stock Units”	Section 2.3(c)

“Termination Expenses”	Section 9.2(b)

“Termination Fee”	Section 9.2(b)

“Third Party”	Section 7.5(c)

“UFOCS”	Section 5.7(d)

“WARN”	Section 5.15
     10.4 Interpretation. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.”
     10.5 Non-Survival of Representations, Warranties, Covenants and Agreements Except for any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, none of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and thereafter there shall be no Liability on the part of either Parent, Company MergerCo, Properties MergerCo, the Company or Properties or any of their respective officers, directors or stockholders in respect thereof. Except as expressly set forth in this Agreement, there are no representations or warranties of any party hereto, express or implied.
     10.6 Miscellaneous. This Agreement (a) constitutes, together with the Confidentiality Agreement, the La Quinta Entities Disclosure Schedule and the Parent Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and is not intended to confer upon any other person any rights or remedies hereunder, except that Section 7.6 is intended to be for the benefit of those persons described therein and the covenants contained therein may be enforced by such persons and (c) may be executed in two or more counterparts which together shall constitute a single agreement.
     10.7 Remedies. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the La Quinta Entities in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement pursuant to Section 9.1, Parent, Company MergerCo and Properties MergerCo shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the La Quinta Entities and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The parties acknowledge that the La Quinta Entities shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement and that the La Quinta Entities’ sole and exclusive remedy with respect to any such breach shall be the remedy set forth in the following sentence and the Guarantee; provided, however, the La Quinta Entities shall be entitled to seek specific performance to prevent any breach by Parent, Company MergerCo or Properties MergerCo of Sections 7.7(b) and 7.10(c). Without limiting the right to receive any payment it may be entitled to receive under Sections 1.6 or 7.10(b), the La Quinta Entities agree that to the extent they have incurred losses or damages in connection with this Agreement the maximum aggregate Liability of Parent, Company MergerCo, Property MergerCo and Guarantor for such losses or damages shall be limited to an amount equal to the amount of the Guarantee, and in no event shall the La Quinta Entities seek to recover any money damages in excess of such amount from Parent, Company MergerCo, Property MergerCo or Guarantor or their respective Representatives and affiliates in connection therewith.
     10.8 Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except that Parent, Company MergerCo and Properties MergerCo may assign all or any of their rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform its obligations.
     10.9 Severability. If any provision of this Agreement, or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.
     10.10 Choice of Law/Consent to Jurisdiction. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of the Company, Properties, Parent, Company MergerCo and Properties MergerCo hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the

Court of Chancery in the State of Delaware and the federal courts of the United States of America located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such litigation in the manner provided in Section 10.1 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof.
     10.11 Gender Neutral. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.
     10.12 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until (a) the Company Board and the Properties Board have approved, for purposes of Section 203 of the DGCL and any applicable provision of the Company Certificate of Incorporation and the Properties Certificate of Incorporation, the terms of this Agreement, and (b) this Agreement is executed by the parties hereto.
     10.13 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.13.
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[AGREEMENT AND PLAN OF MERGER SIGNATURE PAGE]
     IN WITNESS WHEREOF, Parent, Company MergerCo, Properties MergerCo, the Company and Properties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LODGE HOLDINGS INC.

By:	/s/ Kenneth A. Caplan

Name: Kenneth A. Caplan
Title: Managing Director and Vice President

LODGE ACQUISITION I INC.

By:	/s/ Kenneth A. Caplan

Name: Kenneth A. Caplan
Title: Managing Director and Vice President

LODGE ACQUISITION II INC.

By:	/s/ Kenneth A. Caplan

Name: Kenneth A. Caplan
Title: Managing Director and Vice President

LA QUINTA CORPORATION

By:	/s/ Francis W. Cash

Name: Francis W. Cash
Title: Chairman and Chief Executive Officer

LA QUINTA PROPERTIES, INC.

By:	/s/ Francis W. Cash

Name: Francis W. Cash
Title: Chairman and Chief Executive Officer